Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 6 DATED APRIL 2, 2024
TO THE PROSPECTUS DATED OCTOBER 20, 2023

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 20, 2023 as supplemented by supplement no. 1 dated November 17, 2023, supplement no. 2 dated December 15, 2023, supplement no. 3 dated January 19, 2024, supplement no. 4 dated February 16, 2024 and supplement no. 5 dated March 15, 2024. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership or CROP,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the status of this offering;
•information regarding our portfolio;
•information regarding our distributions;
•information regarding repurchases;
•information regarding fees and expenses payable to our advisor and its affiliates;
•updated risks related to this offering;
•information regarding compensation to our named executive officers;
•updated information regarding related party transactions;
•“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2023;
•updated information regarding our operating performance;
•updated experts information; and
•our audited financial statements and notes thereto as of and for the year ended December 31, 2023.

Status of this Offering

As of March 25, 2024, we have raised gross proceeds of approximately $209.7 million from the sale of 10,794,192 shares in this offering, including proceeds from our distribution reinvestment plan of approximately $5.4 million. As of March 25, 2024, approximately $790.3 million in shares remain available for sale pursuant to this offering, including approximately $94.6 million in shares available for sale through our distribution reinvestment plan.

Real Estate Investments

As of December 31, 2023, our portfolio consisted of 27 operating multifamily apartment communities with a total of 7,761 units, four development projects with a total of 987 units to be built, six structured investments with a total of 1,868 units and four land sites held for future development projects with an expected total of 852 units to be built. As of December 31, 2023, our portfolio had a value of $2.3 billion in total assets, with 74.5% of our equity value in operating properties, 14.0% in development related projects and land, and 11.5% in real estate-related investments. We also manage approximately 8,600 units in stabilized assets, including the 7,761 units in stabilized properties we own or have ownership interests in, and approximately 500 units in two developments we have ownership interest in that are in lease-up. Riverfront is a development project which we had a preferred equity interest in as of December 31, 2023 and obtained a controlling equity interest in on January 24, 2024. The Riverfront units are included in the 987 of development units above while the value of the Riverfront preferred equity investment is in the 11.5% real estate-related investment number. Refer to the section of this supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Investments” for additional detail regarding our portfolio as of December 31, 2023.

Distribution Information

Refer to the section of this supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for additional detail regarding our distributions paid for the year ended December 31, 2023.

Repurchases

During the three months ended December 31, 2023, we repurchased shares of our common stock in the following amounts at the then-applicable transaction price (reduced as applicable by the Early Repurchase Deduction):

Month of:	Total Number of Shares Repurchased (1)	Repurchases as a Percentage of NAV (2)	Average Price Paid per Share	Maximum Number of Shares Pending Repurchase Pursuant to Publicly Announced Plans or Programs (3)
October 2023	578,569	1.6971558%	$15.3580	—
November 2023	453,342	1.3606729%	$14.9147	—
December 2023	659,448	1.9898887%	$14.0333	—
Total	1,691,359

(1) All shares were repurchased through our share purchase program.
(2) Represents aggregate NAV of the shares repurchased under our share repurchase plan over aggregate NAV of all shares of our common stock outstanding, in each case, based on our NAV as of the last calendar day of the prior month. Pursuant to our share repurchase program, we may repurchase up to 2% of the aggregate NAV of our common stock outstanding per month and 5% of the aggregate NAV of our common stock outstanding per calendar quarter.

(3) All repurchase requests under our share repurchase plan were satisfied. We funded our repurchases with cash available from operations, financing activities and capital raising activities.

Fees and Expenses Payable to Our Advisor and Its Affiliates

The table below provides information regarding fees and expenses, including the performance allocation, paid by us, directly or indirectly, to our advisor and its affiliates in connection with this offering and our operations. The table includes amounts incurred for the year ended December 31, 2023 (amounts in thousands). Refer to the “Compensation” section of the prospectus for more information regarding these fees and expenses.

Year Ended December 31, 2023
Form of Compensation
Offering Stage
Selling commissions, dealer manager fees and wholesaling fee (1)	$940
Organization and offering expenses	—
Operational Stage
Asset management fees	17,304
Reimbursable operating expenses	—
Reimbursable employee costs (2)	(190)
Affiliate coworking income (3)	(16)
Affiliate coworking fees (4)	546
Performance participation allocation (5)	—
$18,584
(1)These amounts were paid to Orchard Securities as the dealer manager for this offering. Orchard Securities has reallowed all or a portion of these amounts to participating broker-dealers and certain wholesalers, all of whom are internal to our advisor and its affiliates.
(2)Reflects reimbursable costs received by us pursuant to the Reimbursement and Cost Sharing Agreement between Cottonwood Capital Management, LLC (“CCM”), a wholly owned subsidiary of CROP, and Cottonwood Communities Advisors, LLC (“CCA”) pursuant to which CCM will make available to CCA on an as-needed basis certain employees of CCM to the extent the employees are not otherwise occupied in providing services for us or our subsidiaries and CCA reimburses CCM for CCA’s allocable share of all direct and indirect costs related to the employees, including wages, salaries and other employee benefits and allocable overhead expenses.
(3)Affiliate coworking income reflects revenue received pursuant to the Coworking Space Services Agreement with APT Cowork, LLC (“APT”), an entity owned directly and indirectly by certain of our officers and affiliated directors. See “The Conflicts Committee—Certain Transactions with Related Persons” in our Definitive Proxy as filed on August 18, 2023, which is incorporated herein by reference for additional information regarding our agreements with APT.
(4)We, through our subsidiaries, have engaged APT to provide co-working space design and services at certain of our multifamily apartment communities. Amounts shown reflect fees paid to APT pursuant to our Coworking Space Design Agreements and Service Agreements and exclude $130K in furniture charges paid to APT which are capitalized to the project. See “The Conflicts Committee—Certain Transactions with Related Persons” in our Definitive Proxy as filed on August 18, 2023, which is incorporated herein by reference for additional information regarding our agreements with APT.
(5)No performance participation allocation was incurred during the year ended December 31, 2023.

Risk Factors

The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the prospectus and all similar disclosure in the prospectus.

Risks Related to an Investment in our Common Stock

We have incurred net losses under GAAP in the past and may incur net losses in the future, and we have an accumulated deficit and may continue to have an accumulated deficit in the future.

For the years ended December 31, 2023 and 2022, we had consolidated net losses of $44.9 million and $34.0 million, respectively. As of December 31, 2023 and 2022, we had accumulated deficits of $94.8 million and $71.5 million, respectively. These amounts largely reflect the expense of real estate depreciation and amortization in accordance with GAAP, which was $59.0 million and $54.6 million during these periods. In addition, the year ended December 31, 2022 also included $20.3 million of charges related to the performance participation allocation.

Net loss and accumulated deficit are calculated and presented in accordance with GAAP, which, among other things, requires depreciation of real estate investments. We calculate depreciation on a straight-line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will fluctuate over time based on market conditions. Thus, in addition to GAAP financial metrics, management reviews certain non-GAAP financial metrics, including funds from operations, or FFO and Core FFO. FFO measures operating performance that excludes gains or losses from sales of depreciable properties, real estate-related depreciation and amortization and after adjustments for our share of consolidated and unconsolidated entities. Core FFO excludes other items recorded under GAAP that we believe are not indicative of operating performance, including the accretion of discounts on preferred stock, share-based compensation, the promote from an incentive allocation agreement (tax effected), gains on derivatives, legal costs and settlements, acquisition fees and expenses, and amortization of above or below intangible lease assets and liabilities. See “Updated Information Regarding Our Operating Performance” in this supplement for considerations on how to review this metric.

Economic events that may cause our stockholders to request that we repurchase their shares may materially adversely affect our cash flow and our results of operations and financial condition.

Events affecting the U.S. economy, such as the general negative performance of the real estate sector (including as a result of inflation or higher interest rates), the actual or perceived instability in the U.S. banking system or market volatility), could cause our stockholders to seek to sell their shares to us pursuant to our share repurchase program at a time when such events are adversely affecting the performance of our assets. Even if we decide to satisfy all or a large amount of repurchase requests, our cash flow could be materially adversely affected. In addition, if we determine to sell assets to satisfy repurchase requests, we may not be able to realize the return on such assets that we may have been able to achieve had we sold at a more favorable time, and our results of operations and financial condition, including, without limitation, breadth of our portfolio by property type and location, could be materially adversely affected.

Our NAV per share amounts may change materially if the appraised values of our properties materially change from prior appraisals or the actual operating results for a particular month differ from what we originally budgeted for that month.

Our properties are appraised monthly by either the Independent Valuation Advisor or the Third-Party Appraisal Firm. When these appraisals are included for purposes of determining our NAV, there may be a material change in our NAV per share amounts for each class of our common stock from those previously reported. In addition, actual operating results for a given month may differ from what we originally budgeted for that month, which may cause a material increase or decrease in the NAV per share amounts. We will not retroactively adjust the NAV per share of each class reported for the previous month. Therefore, because a new annual appraisal may differ materially from the prior appraisal or the actual results from operations may be better or worse than what we previously budgeted for a particular month, the adjustment to take into consideration the new appraisal or actual operating results may cause the NAV per share for each class of our common stock to increase or decrease, and such increase or decrease will occur in the month the adjustment is made.

New acquisitions may be valued for purposes of our NAV at less than what we pay for them, which would dilute our NAV, or at more than what we pay for them, which would be accretive to our NAV.

Pursuant to our valuation guidelines, the acquisition price of a newly acquired property will serve as the basis for the initial monthly appraisal performed by the Independent Valuation Advisor. The price we pay to acquire a property will provide a meaningful data point to the Independent Valuation Advisor in its determination of the initial fair market value of the property; however, the Independent Valuation Advisor may conclude that the price we paid to acquire a property is higher or lower than the current fair market value of the property, which shall be used for purposes of determining our NAV. This is true regardless of how the acquisition is funded, whether cash, equity, debt or a combination thereof. When we obtain the first appraisal performed by the Independent Valuation Advisor on a property, it may not appraise at a value equal to the purchase price, which could negatively affect our NAV. Large portfolio acquisitions, in particular, may require a “portfolio premium” to be paid by us in order to be a competitive bidder, and this “portfolio premium” may not be taken into consideration in calculating our NAV. We may make acquisitions of any size without stockholder approval, and such acquisitions may be dilutive or accretive to our NAV. In addition, acquisition expenses we incur in connection with new acquisitions will negatively impact our NAV.

NAV calculations are not governed by governmental or independent securities, financial or accounting rules or standards. Our board of directors, including a majority of our independent directors, may adopt changes to the valuation guidelines.

The methods used by our advisor to calculate our NAV, including the components used in calculating our NAV, is not prescribed by rules of the SEC or any other regulatory agency. Further, there are no accounting rules or standards that prescribe which components should be used in calculating NAV, and our NAV is not audited by our independent registered public accounting firm. We calculate and publish our NAV solely for purposes of establishing the price at which we sell and repurchase shares of our common stock, and you should not view our NAV as a measure of our future financial condition or performance. The components and methodology used in calculating our NAV may differ from those used by other companies now or in the future.

In addition, calculations of our NAV, to the extent that they incorporate valuations of our assets and liabilities, are not prepared in accordance with generally accepted accounting principles. These valuations may differ from liquidation values that could be realized in the event that we were forced to sell assets.

Additionally, errors may occur in calculating our NAV, which could impact the price at which we sell and repurchase shares of our common stock and the amount of the advisor’s management fee and the Special Limited Partner’s performance participation interest. If such errors were to occur, our advisor, depending on the circumstances surrounding each error and the extent of any impact the error has on the price at which shares of our common stock were sold or repurchased or on the amount of our advisor’s management fee or the Special Limited Partner’s performance participation interest, may determine in its sole discretion to take certain corrective actions in response to such errors, including, subject to our advisor’s policies and procedures, making adjustments to prior NAV calculations.

Each year our board of directors, including a majority of our independent directors, will review the appropriateness of our valuation guidelines and may, at any time, adopt changes to the valuation guidelines.

You should carefully review the disclosure of our valuation policies and how our NAV is calculated under '’Net Asset Value Calculations and Valuation Guidelines” in the prospectus.

Our success is dependent on general market and economic conditions.

The real estate industry generally and the success of our investment activities in particular will both be affected by global and national economic and market conditions generally and by the local economic conditions where our properties are located. These factors may affect the level and volatility of real estate prices, which could impair our profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments. Our sponsor’s financial condition may be adversely affected by a significant economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on its businesses and operations (including our advisor).

A recession, slowdown and/or sustained downturn in the U.S. real estate market, and to a lesser extent, the global economy (or any particular segment thereof) would have a pronounced impact on us, the value of our assets and our profitability, impede the ability of our assets to perform under or refinance their existing obligations, and impair our ability to effectively deploy our capital or realize upon investments on favorable terms. We could also be affected by any overall weakening of, or disruptions in, the financial markets. Any of the foregoing events could result in substantial losses to our business, which losses will likely be exacerbated by the presence of leverage in our investments capital structures.

For example, during the financial crisis, the availability of debt financing secured by commercial real estate was significantly restricted as a result of a prolonged tightening of lending standards. Due to the uncertainties created in the credit market, real estate investors were unable to obtain debt financing on attractive terms, which adversely affected investment returns on acquisitions and their ability to even make acquisitions or tenant improvements to existing holdings. More recently, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. If another depository institution is subject to other adverse conditions in the financial or credit markets, it could impact access to our cash or cash equivalents and could adversely impact our operating liquidity and financial performance. In addition, if any parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. Any future financial market disruptions may force us to use a greater proportion of our offering proceeds to finance our acquisitions and fund tenant improvements, reducing the number of acquisitions we would otherwise make.

Recent macroeconomic trends, including recent increases in inflation and interest rates, may adversely affect our business, financial condition and results of operations.

Beginning in 2021 and continuing into the year ended December 31, 2023, inflation in the United States accelerated and, while moderating compared to year-over-year increases in 2021 and 2022, may continue at a relatively elevated level in the near-term. Beginning in 2022, in an effort to combat inflation and restore price stability, the Federal Reserve significantly raised its benchmark federal funds rate, which led to increases in interest rates in the credit markets. The Federal Reserve may continue to raise the federal funds rate, which will likely lead to higher interest rates in the credit markets and the possibility of slowing economic growth and/or a recession. Additionally, U.S. government policies implemented to address inflation, including actions by the Federal Reserve to increase interest rates, could negatively impact consumer spending and adversely impact the broader economy, resulting in job losses for many of our residents.

Rising inflation could also have an adverse impact on our financing costs (either through near-term borrowings on our variable rate debt, including our credit facilities, or refinancing of existing debt at higher interest rates), and general and administrative expenses and property operating expenses, as these costs could increase at a rate higher than our rental and other revenue. To the extent our exposure to increases in interest rates is not eliminated through interest rate caps or other protection agreements, such increases may also result in higher debt service costs, which will adversely affect our cash flows. Historically, during periods of increasing interest rates, real estate valuations have generally decreased due to rising capitalization rates, which tend to move directionally with interest rates. Consequently, prolonged periods of higher interest rates may negatively impact the valuation of our real estate assets. Although the extent of any prolonged periods of higher interest rates remains unknown at this time, negative impacts to our cost of capital may adversely affect our future business plans and growth, at least in the near term.

We have held certain of our current investments for only a limited period of time and you will not have the opportunity to evaluate our future investments before we make them, which makes your investment more speculative.

We have held certain of our current investments for a limited period of time. Further, we are considered to be a “blind pool,” and are not able to provide you with information to assist you in evaluating the merits of any specific properties or structured investments that we may acquire. As a result, it may be difficult for you to evaluate our success in achieving our investment objectives. We will continue to seek to invest substantially all of our future net offering proceeds, after the payment of fees and expenses, in the acquisition of or investment in interests in properties and structured investments. However, because you will be unable to evaluate the economic merit of our future investments before we make them, you will have to rely entirely on the ability of our advisor to select suitable and successful investment opportunities. These factors increase the risk that your investment may not generate returns comparable to other real estate investment alternatives.

We have paid distributions from offering proceeds. In the future we may continue to fund distributions with offering proceeds. To the extent we fund distributions from sources other than our cash flow from operations, we will have less funds available for investment in multifamily apartment communities and multifamily real estate-related assets and the overall return to our stockholders may be reduced.

Our charter permits us to make distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We intend to make distributions on our common stock on a per share basis with each share receiving the same distribution, subject to any class-specific expenses such as distribution fees on our Class T and Class D shares. If we fund distributions from financings, our offerings or other sources, we will have less funds available for investment in multifamily apartment communities and other multifamily real estate-related assets and the number of real estate properties that we invest in and the overall return to our stockholders may be reduced. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of multifamily real estate-related assets, this will affect our ability to generate cash flows from operations in future periods.

It is likely that we will use sources of funds, which may constitute a return of capital to fund distributions. During our offering stage, when we may raise capital more quickly than we acquire income-producing assets, and for some period after, we may not be able to make distributions solely from our cash flow from operations. Further, because we may receive income from our investments at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will make these distributions in advance of our actual receipt of these funds. In addition, to the extent our investments are in development or redevelopment projects or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted. In these instances, we expect to look to third party borrowings to fund our distributions. We may also fund such distributions from the sale of assets. To the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

For the years ended December 31, 2023 and 2022, we paid aggregate distributions to convertible preferred stockholders, common stockholders and limited partnership unitholders of $47.5 million and $42.2 million, including $45.1 million and $40.0 million of distributions paid in cash and $2.4 million and $2.2 million of distributions reinvested through our distribution reinvestment plan, respectively. Our net loss for the years ended December 31, 2023 and 2022 was $44.9 million and $34.0 million. Cash flows used in operating activities were $22.6 million for the year ended December 31, 2023 and cash flows provided by operating activities were $1.7 million for the year ended December 31, 2022. We funded our total distributions paid during 2023, which includes net cash distributions and distributions reinvested by stockholders, with $4.7 million prior period cash provided by operating activities and $40.4 million from additional borrowings. We funded our total distributions paid during 2022, which includes net cash distributions and distributions reinvested by stockholders, with $23.0 million prior period cash provided by operating activities, $7.9 million from additional borrowings, and $9.1 million of offering proceeds.

Generally, for purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

CROP may be subject to tax indemnification obligations upon the taxable sale of certain of its properties. CROP will not have control of the assets that will be subject to an in-kind redemption transaction under the CROP Tax Protection Agreement.

Pursuant to the tax protection agreement between CROP and High Traverse Holdings, LLC (“HT Holdings”), a Delaware limited liability company, which is beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin, each of who are our executive officers and some of whom are our directors, (the “CROP Tax Protection Agreement”), CROP has agreed, until May 7, 2031, to indemnify HT Holdings (including Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin, as beneficial owners of HT Holdings, and their affiliated trusts and certain other entities) (collectively, the “protected partners”) against certain tax consequences of a taxable transfer of all or any portion of the properties that are owned by CROP or any of its subsidiaries as of May 7, 2021, the closing date of the merger of our operating partnership with and into CROP, subject to certain conditions and limitations. We estimate the maximum potential liability associated with the CROP Tax Protection Agreement to be approximately $39.9 million. Although this estimate has been made based on the best judgment of our management assuming current tax rates as well as the current state of residence of indemnified parties, both of which may change in the future, no assurances can be provided that the actual amount of any indemnification obligation would not exceed this estimate. These indemnification obligations could prevent CROP from selling its properties at times and on terms that are in the best interest of CROP, us and the respective equity owners of CROP and us and any indemnification payments that may become payable could be a significant expense for CROP and us. In addition, at any time after the closing (including after expiration of the tax protection term), each protected partner and CROP will have the right to exercise an in-kind redemption transaction (i.e., a redemption of all of the protected partner’s interest in CROP in exchange for one or more assets of CROP at the then-current market price). This would eliminate CROP’s indemnification obligations to the protected partner(s). The protected partners will have the right to select the assets of CROP necessary to effectuate the in-kind redemption transaction, subject to certain limitations. If an in-kind redemption transaction is effectuated, CROP’s portfolio may become less geographically diverse and thus subject to greater market risk, and CROP may be required to transfer some of its prime assets to the protected partner(s).

In addition, CROP has entered and may in the future enter into tax indemnification agreements with certain persons who contributed their interests in properties to CROP in exchange for CROP Units. Generally, these current agreements as of December 31, 2023 provide that CROP will indemnify such contributors against certain tax consequences of a taxable sale of the property contributed by such contributors through 2025, subject to certain conditions and limitations. As of December 31, 2023, we estimate the maximum potential liability associated with these tax indemnification agreements to be approximately $41.5 million. Although this estimate has been made based on the best judgment of our management assuming current tax rates as well as the current state of residence of indemnified parties, both of which may change in the future, no assurances can be provided that the actual amount of any indemnification obligation would not exceed this estimate. Future tax indemnification agreements entered by CROP may extend such obligations beyond 2025. The obligations of CROP under these and future indemnification agreements may constrain CROP with respect to deciding to dispose of a particular property and may also result in financial obligations for us.

If our investments and future investments fail to perform as expected, cash distributions to our stockholders may decline.

As of December 31, 2023, we had a portfolio of $2.3 billion in total assets, with 74.5% of our equity value in operating properties, 14.0% in development and 11.5% in real estate-related investments. Each of our investments was based on an underwriting analysis with respect to each investment. If our investments do not perform as expected, whether as a result of recent economic trends, including increased interest rates and inflation, or future acquisitions do not perform as expected, we may have less cash flow from operations available to fund distributions and investor returns may be reduced.

We restated our financial statements and as part of that process, identified a material weakness in our internal control over financial reporting as of December 31, 2022. The restatement of our financial statements, as well as the identification of a material weakness in our internal controls, will subject us to a number of additional risks and uncertainties, including the increased possibility of legal proceedings and could adversely impact our operations.

We determined to restate our previously issued audited consolidated financial statements as of and for the year ended December 31, 2022, as well as the unaudited consolidated quarterly financial information for the quarterly periods in the year ended December 31, 2022 (the “Restatement”). The Restatement resulted in substantial costs in the form of accounting, legal fees, and similar professional fees, in addition to the substantial diversion of time and attention of our senior management and members of our accounting team in preparing the Restatement.

As a result of the Restatement we identified a material weakness related to an assessment of the incremental risk of noncash activities on the consolidated statement of cash flows. Solely as a result of the material weakness identified, management determined that internal control over financial reporting and disclosure controls and procedures were not effective as of the year ended December 31, 2022 and September 30, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. While we have undertaken substantial work to maintain effective internal controls and have taken action to remediate the material weakness identified in connection with the Restatement, we cannot be certain that we will be successful in our remediation efforts or in maintaining adequate internal controls over our financial reporting and financial processes going forward. If we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could harm our business and the value of our shares.

Further, as a result of the Restatement and the identification of a material weakness in our internal controls, we face the potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the Restatement, material weaknesses in our internal control over financial reporting, and the preparation of our financial statements. As of the date of this filing, we have no knowledge of any such litigation or dispute resulting from the Restatement or the material weaknesses in our internal control over financial reporting. However, we can provide no assurance that litigation or disputes will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Conflicts of Interest

Our advisor faces a conflict of interest because the fees it receives and the distributions to be received by the Special Limited Partner, an affiliate of our advisor, with respect to the Special Limited Partner’s performance participation interest in the Operating Partnership are based in part on our NAV, which our advisor is responsible for determining.

Our advisor is paid a management fee for its services based on our NAV, which is calculated by our advisor, based on valuations provided by independent appraisal firms. In addition, the allocation to be received by the Special Limited Partner with respect to its performance participation interest in the Operating Partnership will be based in part upon the Operating Partnership’s net assets. The calculation of our NAV includes certain subjective judgments with respect to estimating, for example, the value of our portfolio and our accrued expenses, net portfolio income and liabilities, and therefore, our NAV may not correspond to realizable value upon a sale of those assets. In order to avoid a reduction in our NAV, the advisor may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets. If our NAV is calculated in a way that is not reflective of our actual NAV, then the transaction price of shares of our common stock or the price paid for the repurchase of your shares of common stock on a given date may not accurately reflect the value of our portfolio, and your shares may be worth less than the transaction price or more than the repurchase price.

All of our executive officers, some of our directors and the key real estate and finance professionals we retain face conflicts of interest related to their positions and/or significant ownership interests in our sponsor and advisor, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

All of our executive officers, some of our directors, and the key real estate and finance professionals we retain are also executive officers and/or key professionals of our advisor and sponsor. As a result, they may owe fiduciary or other duties to each of these entities, their members and limited partners, which fiduciary or other duties may from time to time conflict with the fiduciary or other duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to our stockholders and to maintain or increase the value of our assets. Because some of our officers and directors have a significant ownership interest in our sponsor and advisor, they may make decisions regarding the management of the properties which are not in the best interests of our stockholders.

If the advisory agreement with our advisor is terminated other than for cause (or non-renewal or termination by our advisor) on or before May 7, 2031, we will be required to pay a certain portion of the contingent acquisition fees and contingent financing fees provided for in our advisory agreement previously in effect.

Prior to the amendment and restatement of our advisory agreement in May 2021, our advisor was entitled to receive contingent acquisition fees related to our purchase of multifamily apartment communities and multifamily real estate-related assets and contingent financing fees related to our financing of multifamily apartment communities and multifamily real estate-related assets. Our advisor agreed to defer the payment of any acquisition fee or financing fee until our common stockholders’ receipt of certain specified returns. In connection with the entry into an amended and restated advisory agreement on May 7, 2021, we eliminated our obligation to pay our advisor contingent acquisition fees and contingent financing fees except in the circumstance in which our advisory agreement is terminated other than for cause (or non-renewal or termination by our advisor) before May 7, 2031. If the advisory agreement is terminated other than for cause (or non-renewal or termination by our advisor), the contingent acquisition fees and contingent financing fees provided for in the previous advisory agreement will be due and payable in an amount equal to approximately $17.6 million ($22 million if the termination had occurred in year one reduced by 10% each year thereafter). Thus, there may be conflicts of interest with respect to the termination of the advisory agreement and the payment of the contingent acquisition fees and contingent financing fees.

Risks Related to This Offering and Our Corporate Structure

Our charter permits our board of directors to issue stock with terms that may discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock that has the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Holders of our preferred stock have dividend, liquidation and other rights that are senior to the rights of the holders of our common stock.

Our board of directors has the authority to designate and issue preferred stock with liquidation, dividend and other rights that are senior to those of our common stock. We have classified and designated 15,000,000, 1,000,000, 15,000,000, and 12,800,000 shares of our authorized but unissued preferred stock as shares of Series A Convertible Preferred Stock, Series 2023-A Preferred Stock, Series 2023 Preferred Stock and Series 2019 Preferred Stock, respectively. The shares of our preferred stock are entitled to receive a preferential dividend equal to an annual rate of 8.0%, subject to increase by our board of directors in its sole discretion, for our Series A Convertible Preferred Stock, 7.0% for our Series 2023-A Preferred Stock, 6.0% (subject to an increase up to 6.5% in certain circumstances) for our Series 2023 Preferred Stock and 5.5% (subject to an increase to 6.0% in certain circumstances) for our Series 2019 Preferred Stock. As of December 31, 2023, we had 215,277, 285,000, 8,356,724 and 12,426,596 shares of our Series A Convertible Preferred Stock, Series 2023-A Preferred Stock, Series 2023 Preferred Stock and Series 2019 Preferred Stock outstanding, respectively. We are currently conducting separate, best-efforts private offerings of our Series A Convertible Preferred Stock, Series 2023-A Preferred Stock and Series 2023 Preferred Stock

to accredited investors only for up to the maximum amount of preferred stock designated and can provide no assurances regarding how many shares of such preferred stock we may issue.

Holders of our designated preferred stock are entitled to cumulative dividends before any dividends may be declared or set aside on our common stock, or the redemption of our common stock and a liquidation preference of $10.00 per share plus any accrued and unpaid distributions before any payment is made to holders of our common stock upon our voluntary or involuntary liquidation, dissolution or winding up. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common stock.

General Risks Related to Investments in Real Estate

We will not be diversified with respect to the class of assets that we own.

We will invest, through the Operating Partnership, solely in multifamily apartment communities and multifamily real estate-related assets. As of December 31, 2023, our portfolio had a value of $2.3 billion in total assets, with 74.5% of our equity value in operating properties, 14.0% in development and 11.5% in real estate-related investments. While we intend to invest in a significant number of properties across several geographical locations and markets, we will not invest in a diverse set of asset classes. Further, we have no plans to acquire any assets other than assets consisting of multifamily apartment communities and multifamily real estate-related assets. Therefore, each of our investments could be subject to the same or similar rental property related risks and a decline in real estate values in general or a change in economic conditions which affects real property investment and rental markets could have a substantial adverse effect on our financial performance.

If we fail to diversify our investment portfolio, downturns relating to certain geographic regions, types of assets, industries or business sectors may have a more significant adverse impact on our assets and our ability to make distributions than if we had a diversified investment portfolio.

While we intend to diversify our portfolio of investments, we are not required to observe specific diversification criteria. Therefore, our investments in multifamily apartment communities and multifamily real estate-related assets may be concentrated in assets that are subject to higher risk of foreclosure or concentrated in a limited number of geographic locations. Specifically, as of December 31, 2023, 17.6% of our portfolio was concentrated in the Salt Lake City, Utah region. To the extent that our portfolio is concentrated in limited geographic regions, downturns relating generally to such region may result in a reduction in our net income and the value of our common stock and accordingly limit our ability to make distributions to you.

Rental levels at the multifamily apartment communities that we acquire can vary over time and we may not be able to maintain the occupancy rates we anticipate or attract new tenants.

We will make our determination regarding the acquisition of multifamily apartment communities that we acquire based, among other things, on the property’s projected rent levels. However, there can be no assurance that a multifamily apartment community will continue to be occupied at the projected rents or that we will be able to attract new tenants when leases are terminated. It is anticipated that leases with the tenants at our multifamily apartment communities will generally be for terms of one year or less. If the tenants of the properties do not renew or extend their leases, if tenants default under their leases at the properties, if issues arise with respect to the permissibility of certain uses at the properties, if tenants of the properties terminate their leases, or if the terms of any renewal (including concessions to the tenants) are less favorable than existing lease terms, the operating results of the properties could be substantially affected. As a result, we may not be able to make distributions to the stockholders at the anticipated levels.

Potential liability for environmental matters could adversely affect our financial condition.

Although we intend to subject our multifamily apartment communities, other than those acquired by virtue of a non-performing debt investment, to an environmental assessment prior to acquisition, we may not be made aware of all the environmental liabilities associated with a property prior to its purchase. There may be hidden environmental hazards that may not be discovered prior to acquisition. The costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our properties, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or rent the property or to borrow using the property as collateral.

Various federal, state and local environmental laws impose responsibilities on an owner or operator of real estate and subject those persons to potential joint and several liabilities. Typical provisions of those laws include:

•responsibility and liability for the costs of investigation, removal, or remediation of hazardous substances released on or in real property, generally without regard to knowledge of or responsibility for the presence of the contaminants;
•liability for claims by third parties based on damages to natural resources or property, personal injuries, or costs of removal or remediation of hazardous or toxic substances in, on, or migrating from our property;
•responsibility for managing asbestos-containing building materials, and third-party claims for exposure to those materials; and
•environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

We acquire unimproved real property or properties that are under development or construction and as of December 31, 2023, our portfolio had 14.0% of our equity value in development investments. Investments in such properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and/or community groups and our builders’ ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Risks Related to Multifamily Real Estate-Related Assets

Any mortgage loans we acquire or originate and the mortgage loans underlying any mortgage securities we may invest in are subject to delinquency, foreclosure and loss, which could result in losses to us.

Commercial real estate loans generally are secured by commercial real estate properties and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: occupancy rates, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, fiscal policies and regulations (including environmental legislation), natural disasters, terrorism, social unrest and civil disturbances.

In the event of any default under any mortgage loan held by us, we will bear a risk of loss of principal and accrued interest to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. Foreclosure on a property securing a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed investment. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

Risks Associated with Debt Financing

Our multifamily apartment communities and multifamily real estate-related assets may be cross-collateralized.

At December 31, 2023, we had $891.3 million of fixed rate debt and $273.5 million of variable rate debt, including our revolving credit facility and including $130.0 million of variable rate debt related to construction loans; $179.5 million, or 65.6% of our variable rate debt is accompanied by interest rate cap hedging instruments as required by the lenders. In addition, CROP has issued unsecured promissory notes in several private placement offerings, in an aggregate amount of $41.9 million at December 31, 2023. We may obtain additional lines of credit or other debt financing, or take additional advances on our existing lines of credit, which we may utilize to acquire multifamily apartment communities and multifamily real estate-related assets and fund our operations. Thus, our assets may be cross-collateralized. Information about the amount and terms of any new lines of credit are uncertain and will be negotiated by our officers. No assurance can be given that future cash flow will be sufficient to make the debt service payments on any loans and to cover all operating expenses.

If our revenues are insufficient to pay debt service and operating costs, we may be required to seek additional working capital. There can be no assurance that such additional funds will be available. The degree to which we are leveraged could have an adverse impact on us, including (i) increased vulnerability to adverse general economic and market conditions, (ii) impaired ability to expand and to respond to increased competition, (iii) impaired ability to obtain additional financing for future working capital, capital expenditures, general corporate or other purposes and (iv) requiring that a significant portion of cash provided by operating activities be used for the payment of debt obligations, thereby reducing funds available for operations and future business opportunities.

Increases in interest rates could increase the amount of our interest payments and could reduce the amount of distributions our stockholders receive.

At December 31, 2023, we had $273.5 million of variable rate debt, including our revolving credit facility and including $130.0 million of variable rate debt related to construction loans; $179.5 million, or 65.6% of our variable rate debt is accompanied by interest rate cap hedging instruments as required by the lenders. We may incur additional indebtedness in the future. Interest we pay reduces our cash flows. Since we have incurred and may continue to incur variable rate debt, increases in interest rates raise our interest costs, which reduces our cash flows. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to sell one or more of our properties at times or on terms which may not permit realization of the maximum return on such investments. Increases in interest rates may cause our operations to suffer and the amount of distributions our stockholders receive and their overall return on investment may decline.

Retirement Plan Risks

If our assets at any time are deemed to constitute “plan assets” under ERISA, that may lead to the rescission of certain transactions, tax or fiduciary liability and our being held in violation of certain ERISA and Code requirements.

Stockholders subject to ERISA should consult their own advisors as to the effect of ERISA on an investment in our shares. If our assets are deemed to constitute “plan assets” of stockholders that are Covered Plans (as defined below) (i) certain transactions that we might enter into in the ordinary course of our business might have to be rescinded and may give rise to certain excise taxes and fiduciary liability under Title I of ERISA or Section 4975 of the Code; (ii) our management, as well as various providers of fiduciary or other services to us (including the Advisor), and any other parties with authority or control with respect to us or our assets, may be considered fiduciaries or otherwise parties in interest or disqualified persons for purposes of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code; and (iii) the fiduciaries of stockholders that are Covered Plans would not be protected from “co-fiduciary liability” resulting from our decisions and could be in violation of certain ERISA requirements.

Accordingly, prospective investors that are (i) “employee benefit plans” (within the meaning of Section 3(3) of ERISA), which are subject to Title I of ERISA; (ii) “plans” defined in Section 4975 of the Code, which are subject to Section 4975 of the Code (including “Keogh” plans and “individual retirement accounts”); or (iii) entities whose underlying assets are deemed to include plan assets within the meaning of Section 3(42) of ERISA and the regulations thereunder (e.g., an entity of which 25% or more of the total value of any class of equity interests is held by “benefit plan investors”) (each such plan, account and entity described in clauses (i), (ii) and (iii) we refer to as “Covered Plans”) should consult with their own legal, tax, financial and other advisors prior to investing to review these implications in light of such investor’s particular circumstances. The sale of our common stock to any Covered Plan is in no respect a representation by us or any other person associated with the offering of our shares of common stock that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

Executive Officer Compensation

The following discussion supersedes and replaces the disclosure regarding executive compensation contained in the prospectus under the heading “Compensation — Executive Officer Compensation.”

Overview

This section discusses the components of the compensation we provide to our “named executive officers” who are listed in the “Summary Compensation Table” below. In 2023, our named executive officers were Daniel Shaeffer, our Chief Executive Officer, Chad Christensen, our Executive Chairman and Gregg Christensen, our Chief Legal Officer and Secretary.

We employ certain of our executive officers, including one of our named executive officers, Mr. G. Christensen. Mr. Shaeffer and Mr. C. Christensen, along with certain other of our executive officers, are employed by our advisor, CC Advisors III, and its affiliates. Except for grants of LTIP Units (units in the Operating Partnership subject to time-based vesting) and Special LTIP Units (units in the Operating Partnership subject to performance-based vesting, and for purposes of our executive compensation discussion, referred to as required by context, collectively as the “LTIP Units”) that we make to all of our executive officers, Mr. Shaeffer and Mr. C. Christensen, and those executive officers employed by our advisor and its affiliates are compensated by our advisor and its affiliates (and not us), in part, for their service to us and our subsidiaries. See “—Compensation of Our Advisor and Its Affiliates” for a discussion of the fees paid to our advisor and its affiliates. All of our named executive officers are officers of, and hold an indirect ownership interest in, our advisor and/or its affiliates.

We are a “smaller reporting company” as defined in Rule 12b-2 under the Exchange Act. As such, we are permitted to take advantage of certain reduced reporting requirements that are otherwise applicable generally to public companies.

Executive Compensation Process

Our compensation committee, which is composed of all of our independent directors, discharges our board of directors’ responsibilities relating to the compensation that we pay to our named executive officers. This includes equity incentive compensation grants we make to all of our named executive officers as well as additional compensation we pay to named executive officers employed by us. The compensation committee operates under a written charter adopted by the board of directors, a copy of which is available under the “Corporate Governance” section of our website at www.cottonwoodcommunities.com.

In making compensation decisions for 2023, the compensation committee evaluated the performance of our Chief Executive Officer and Executive Chairman, and then together with our Chief Executive Officer and Executive Chairman, assessed the individual performance of the other named executive officers. In addition, the compensation committee confirmed that the market-based compensation data previously provided to the committee, as discussed below, remained appropriate. While the compensation committee considers recommendations from our Chief Executive Officer, Executive Chairman, and any compensation consultant engaged, along with data provided by its other advisors, it retains full discretion to set all compensation to our named executive officers that we pay directly.

Engagement of Compensation Consultant

The compensation committee is authorized to retain the services of one or more executive compensation consultants, in its discretion, to assist with the establishment and review of our compensation programs and related policies. The compensation committee has sole authority to hire, terminate and set the terms of any engagement of any compensation consultant.

The compensation committee expects to review market-based compensation data provided by an executive compensation consultant on a two-year cycle unless our operating environment changes significantly and a more recent study is determined to be recommended. The most recent compensation report was provided by Ferguson Partners Consulting L.P., a nationally recognized compensation consulting firm specializing in the real estate industry (“FPC”), in connection with the committee’s review of compensation for 2022.

FPC provided market-based compensation data to assist the committee in the implementation of a comprehensive executive compensation program for those executive officers that we employ and an equity incentive compensation program for all of our executive officers that complements the compensation provided to our executive officers by our advisor and its affiliates. In connection with these efforts, FPC prepared for the compensation committee reports that included compensation analyses for each executive position, including those executive positions that are held by employees of our advisor and its affiliates, an analysis of a recommended peer group for us and a description of the methodology used to provide the compensation analyses. FPC researched competitive market practices, reviewed the proxy statements of its recommended peer group and checked its own proprietary information data bases. The compensation committee reviewed the information provided to the company in 2022, having confirmed with FPC that a similar compensation package would be appropriate for 2023, and approved the 2023 executive compensation program without changes from the 2022 program.

Components of Executive Compensation

The key elements of our executive compensation program for our executive officer employees include annual cash compensation, short-term incentive plan compensation as well as equity incentive compensation in the form of LTIP Units. Each element is discussed in detail below.

Base Salary

Compensation for each executive officer we employ was established by our compensation committee. We believe that our executive officers’ base salary levels are commensurate with their positions and are expected to provide a steady source of income sufficient to permit these officers to focus their time and attention on their work duties and responsibilities. Base salaries of our named executive officers employed by us periodically will be reviewed by the compensation committee. For 2024, the compensation committee did not elect to change the annual base salary from year end 2023 levels for Mr. G. Christensen ($400,000). Mr. Shaeffer and Mr. C. Christensen do not receive an annual base salary from us and are compensated by CC Advisors III and its affiliates.

Short-Term Incentive Plan

The short-term incentive plan is intended to compensate our executive officers for achieving annual company and strategic performance goals. The compensation committee believes that the opportunity to earn an annual cash bonus encourages our executive officers to achieve company and strategic performance goals, which fosters a performance-driven company culture that aligns the executives’ interests with the stockholders’ interests.

The short-term incentive plan allows our executive officers to earn a cash bonus based on various predefined and pre-weighted company and strategic performance goals established by the compensation committee (at least 50% of which are objective, calculable company performance measurements). Strategic performance goals are assessed subjectively.

The annual cash incentive bonus is the product of the named executive officer’s target bonus (which is a percentage of his base salary) and a formula number that is based on the achievement of predetermined targets. Depending on the achievement of the predetermined targets, the actual annual cash incentive bonus may be less than, but not greater than the target bonus. For 2023, the compensation committee set Mr. G. Christensen’s target bonus at 90% of his base salary.

The annual cash incentive bonus formula number for 2023 consisted of the following components: (i) 25% capital formation, (ii) 25% capital deployment efficiency, (iii) 25% portfolio characteristics and objectives, (iv) 15% same store net operating income (NOI) growth relative to the same store NOI growth of a preselected peer group, and (v) 10% total shareholder return (IRR). With respect to the specific formula components for 2023, the named executive officers received 62.96% of their target bonus based on the achievement of the predetermined targets. Based on our actual performance in 2023, the compensation committee approved an annual cash incentive bonus for Mr. G. Christensen in an amount of $226,671. Mr. Shaeffer and Mr. C. Christensen do not receive a cash incentive bonus from us and are compensated by CC Advisors III and its affiliates.

Equity Incentive Compensation

Our compensation committee acknowledges that the real estate industry is highly competitive and that experienced professionals have significant career mobility. Our compensation committee determined that through the annual grant of LTIP Units under our partnership agreement, with vesting based on continued employment or the achievement of performance goals, each over multi-year periods, we will attract, motivate and retain highly skilled executive officers who are committed to our core values of prudent risk-taking and integrity. Each year our compensation committee determines, in its sole discretion, the aggregate amount, type and terms of any equity grants to our named executive officers. For 2023, the compensation committee determined that annual equity awards should consist of approximately 35% in LTIP Units (subject to multi-year vesting) and 65% in Special LTIP Units (with a multi-year performance measuring period) for all named executive officers.

LTIP Units are a separate series of limited partnership units of the Operating Partnership, which are convertible into CROP Common Units upon achieving certain vesting and performance requirements. Awards of LTIP Units are subject to the conditions and restrictions determined by our compensation committee, including continued employment or service, computation of financial metrics and/or achievement of pre-established performance goals and objectives. If the conditions and/or restrictions included in an LTIP Unit award agreement are not attained, holders will forfeit the LTIP Units granted under such agreement. Unless otherwise provided, the LTIP Unit awards (whether vested or unvested) will entitle the holder to receive current distributions from the Operating Partnership, and the Special LTIP Units (whether vested or unvested) will entitle the holder to receive 10% of the current distributions from the Operating Partnership during the applicable performance period. When the LTIP Units have vested and sufficient income has been allocated to the holder of the vested LTIP Units, the LTIP Units will automatically convert to CROP Common Units on a one-for-one basis.

The compensation committee has deemed LTIP Unit awards to be an effective means to ensure alignment of the executives’ interests with those of the stockholders. LTIP Units are structured as “profits interests” for U.S. federal income tax purposes, and we do not expect the grant, vesting or conversion of LTIP Units to produce a tax deduction for us based on current U.S. federal income tax law. As profits interests, the LTIP Units initially will not have full parity, on a per unit basis, with the CROP Common Units with respect to liquidating distributions. Upon the occurrence of specified events, the LTIP Units can, over time, achieve full parity with the CROP Common Units and therefore, accrete to an economic value for the holder equivalent to the CROP Common Units. If such parity is achieved, the LTIP Units may be converted, subject to the satisfaction of applicable vesting conditions, on a one-for-one basis into CROP Common Units upon the occurrence of certain events, by the holder for a cash amount based on the value of a share of our common stock or for shares of our common stock, on a one-for-one basis, at our election. However, there are circumstances under which the LTIP Units will not achieve parity with the CROP Common Units, and until such parity is reached, the value that a holder could realize for a given number of LTIP Units will be less than the value of an equal number of shares of our common stock and may be zero. The compensation committee believes that this characteristic of the LTIP units, that they achieve real value only if our share value appreciates, links executive compensation to our performance.

In January 2023, the compensation committee approved equity awards for fiscal year 2023 in dollar values, with the number of units granted calculated by dividing the dollar value of the approved awards by the most recently determined NAV of CROP Common Units. In determining the size of the long-term equity incentives awarded to the named executive officers for 2023 service, the compensation committee considered, among other things, the role and responsibilities of the individual, competitive factors and individual performance history. These awards were intended to enable our executive officers to establish a meaningful equity stake in us that would vest over a period of years based on continued service.

Our compensation committee currently expects to continue to grant LTIP Units awards to our named executive officers annually on the same terms and conditions; however, the committee’s decision whether to approve any such awards in the future will depend on our performance, market trends and practices and other considerations.

Time-Based LTIP Units

The following table sets forth the number and value of the time-based LTIP Units granted to our named executive officers in January 2023 for 2023 compensation. The time-based LTIP Units were issued on January 6, 2023 based on the grant date fair value determined in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification 718, Compensation—Stock Compensation (“ASC Topic 718”). The time-based LTIP Units vest annually in equal installments over a four-year period with the first 25% vesting on January 1, 2024, subject to continued service. Time based LTIP Units (whether vested or unvested) receive the same distribution per unit as the CROP Common Units.

Executive Officer	Date of Grant	Number of Time-Based LTIP Units	Value of Time-Based LTIP Units
Daniel Shaeffer	January 6, 2023	19,976	$399,404
Chad Christensen	January 6, 2023	19,976	$399,404
Gregg Christensen	January 6, 2023	6,739	$134,750

In January 2024, the compensation committee approved the grant of an aggregate of 103,788 LTIP Units to the named executive officers for 2024 compensation. The grants were made on January 9, 2024. These LTIP Unit awards vest annually in equal installments over a four-year period beginning on January 1, 2025, subject to continued service. The 2024 grants of LTIP

Units will be reflected in the “Summary Compensation Table” and “2024 Grants of Plan-Based Awards” table in Part III of our Annual Report on Form 10-K for the year ended December 31, 2024.

Special LTIP Units

The following table sets forth the number and value of the Special LTIP Units (performance-based LTIP Units) granted to our named executive officers in January 2023. The Special LTIP Units were issued on January 6, 2023 based on the grant date fair value determined in accordance with ASC Topic 718. The actual amount of each award will be determined at the conclusion of the three-year performance period on December 31, 2025, and will depend on our internal rate of return (as defined in the award agreements).

Executive Officer	Date of Grant	Number of Special LTIP Units	Value of Special LTIP Units
Daniel Shaeffer	January 6, 2023	37,098	$741,750
Chad Christensen	January 6, 2023	37,098	$741,750
Gregg Christensen	January 6, 2023	12,515	$250,250

Pursuant to the terms of the applicable award agreements, our named executive officers may earn up to 100% of the number of Special LTIP Units granted, plus deemed dividends on earned units, based on our internal rate of return during the performance period in accordance with the following schedule, with linear interpolation for performance between levels:

Internal Rate of Return	Percentage Earned
Less than 6%	—%
6%	50%
10% or greater	100%

None of the Special LTIP Units will be earned if our internal rate of return for the performance period is less than 6%, and the maximum number of Special LTIP Units will only be earned if our internal rate of return for the performance period is 10% or greater. The earned Special LTIP Units will become fully vested on the first anniversary of the last day of the performance period, subject to continued employment with us, or CC Advisors III or its affiliates. During the performance period, Special LTIP Units (whether vested or unvested) will entitle the holder to receive 10% of the current distribution per unit paid to holders of the CROP Common Units (based on the total number of Special LTIP Units granted). At the end of the performance period, if the internal rate of return equals or exceeds the performance threshold (6%), the holder will be entitled to receive an additional grant of LTIP Units equivalent to 90% of distributions that would have been paid on the earned Special LTIP Units during the performance period.

In January 2024, the compensation committee approved the grant of an aggregate target of 192,749 Special LTIP Units to the named executive officers for 2024 compensation. The 2024 grants of Special LTIP Units will be reflected in the “Summary Compensation Table” and “2024 Grants of Plan-Based Awards” table in Part III of our Annual Report on Form 10-K for the year ended December 31, 2024.

Executive Officer Compensation Tables

The following discussion supersedes and replaces the disclosure regarding executive officer compensation tables contained in the prospectus under the heading “Compensation — Executive Officer Compensation Tables.”

Summary Compensation Table

The following table sets forth the information required by Item 402 of Regulation S-K promulgated by the SEC. The table sets forth the base salary and other compensation that was paid to or earned by the named executive officers in 2023. With respect to equity incentive awards, the dollar amounts indicated in the table under “Stock Awards” are the aggregate grant date fair value of awards computed in accordance with ASC Topic 718.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Total ($)
Daniel Shaeffer Chief Executive Officer	2023 2022	(2) (2)	1,141,153 1,141,153	(2) (2)	1,141,153 1,141,153
Chad Christensen Executive Chairman	2023 2022	(2) (2)	1,141,153 1,141,153	(2) (2)	1,141,153 1,141,153
Gregg Christensen Chief Legal Officer and Secretary	2023 2022	400,000 400,000	385,000 385,000	226,671 267,372	1,011,671 1,052,372
(1) For 2023, represents the total grant date fair value of LTIP Units and Special LTIP Units granted on January 6, 2023, determined in accordance with ASC Topic 718. Refer to Note 11 to our consolidated financial statements included herein, for a discussion of our accounting of LTIP Units and the assumptions used.

The grant date fair values for the following named executive officers relating to 2023 LTIP Unit awards granted on January 6, 2023, are as follows: Daniel Shaeffer—$399,404; Chad Christensen—$399,404; Gregg Christensen—$134,750. The LTIP Unit awards granted in 2023 vest over four years from the date of grant in equal installments on a quarterly basis, subject to continued service.

The grant date fair values for the named executive officers relating to 2023 Special LTIP Unit awards granted on January 6, 2023, are as follows: Daniel Shaeffer—$741,749; Chad Christensen—$741,749; Gregg Christensen—$250,250.

(2) Mr. Shaeffer and Mr. C. Christensen are each an officer and employee of our advisor and its affiliates, and are compensated by these entities, in part, for their respective service to us or our subsidiaries. We do not directly compensate Mr. Shaeffer or Mr. C. Christensen other than through LTIP Unit awards. See “Compensation” in the prospectus and “Fees and Expenses Payable to Our Advisor and Its Affiliates” above for a discussion of the fees paid to our advisor and its affiliates.

Outstanding Equity Awards at Fiscal Year-End 2023

The following tables set forth information with respect to outstanding equity awards granted by our compensation committee and held by the named executive officers as of December 31, 2023. In addition to equity awards granted by us, our named executive officers hold equity awards related to their employment by Cottonwood Residential II, Inc. (“CRII”) prior to the merger with CRII which are not reflected in the table below. No option awards were outstanding for the named executive officers as of December 31, 2023. The aggregate dollar values indicated in the table below for equity incentive plan awards are the market or payout values and not the grant date fair values determined in accordance with ASC Topic 718 or the compensation expense recognized in our consolidated financial statements. In addition, the number of unearned Special LTIP Units in the equity incentive plan awards are the target amounts that may be earned under the 2022 and 2023 Special LTIP Unit awards. All of our named executive officers received their first grant of equity awards from us in 2022. Market values are based on the NAV of our common stock as of November 30, 2023 of $14.4754, which was our most recently determined NAV as of December 31, 2023.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (1)
Daniel Shaeffer	37,668	$545,259	80,907	$1,171,161
Chad Christensen	37,668	$545,259	80,907	$1,171,161
Gregg Christensen	12,708	$183,953	27,295	$395,106

(1) The number and value set forth assumes that the named executive officers earn the target amounts of Special LTIP Units.

The following table summarizes the time-based LTIP Unit awards for which a portion of the awards remain unvested as of December 31, 2023.The table also provides information about the applicable vesting period.

		Number of Time-Based LTIP Units
Grant Date	Grant Date Fair Value	Shaeffer	C. Christensen	G. Christensen	Vesting Period
January 7, 2022	$16.9316	23,589	23,589	7,959	Over four years with 25.0% vesting per year beginning on January 1, 2023.
January 6, 2023	$19.9945	19,975	19,975	6,739	Over four years with 25.0% vesting per year beginning on January 1, 2024.
		43,564	43,564	14,698

The following table summarizes the Special LTIP Unit awards (at target amounts) for which a portion of the awards remain unearned and unvested as of December 31, 2023, assuming the Special LTIP Unit awards are earned at the conclusion of the applicable measurement period. The table also provides information about the applicable vesting periods.

		Number of Performance-Based LTIP Units
Grant Date	Grant Date Fair Value	Shaeffer	C. Christensen	G. Christensen	Vesting Period
January 7, 2022	$16.9316	43,809	43,809	14,780	All earned Special LTIP Units vest on the first anniversary of the last day of the three-year performance period which ends December 31, 2024, subject to continued employment.
January 6, 2023	$19.9945	37,098	37,098	12,515	All earned Special LTIP Units vest on the first anniversary of the last day of the three-year performance period which ends December 31, 2025, subject to continued employment.
		80,907	80,907	27,295

Termination and Change in Control Arrangements

Accelerated Vesting of Time-Based LTIP Units. Pursuant to award agreements with our named executive officers, upon a “change in control” (as defined in the award agreements) or in the event of a termination of the executive officer’s employment by the executive officer for “good reason” (as defined in the award agreements), by the Company without “cause” (as defined in the award agreements), or by reason of death or disability, all outstanding time-based LTIP Units will become fully vested.

Accelerated Vesting of Special LTIP Units. Pursuant to the terms of award agreements with our named executive officers, upon a “change in control” (as defined in the award agreements) or in the event of a termination of the executive officer’s employment by the executive officer for “good reason” (as defined in the award agreements), by the Company without “cause” (as defined in the award agreements), or by reason of death or disability (each a “Qualified Termination”), after the grant date, but prior to the end of the performance period, the target number of award LTIP Units will be deemed earned. Upon a Qualified Termination after the end of the performance period, but prior to the vesting of the earned Special LTIP Units, all unvested earned Special LTIP Units will become fully vested.

Compensation of Directors

The following discussion supplements the disclosure regarding compensation of directors contained in the prospectus under the heading “Management — Compensation of Directors.”

2023 Director Compensation Table

The table below provides information regarding compensation paid to or earned by our directors during the year ended December 31, 2023 as required by Item 402(k) of Regulation S-K.

Name	Fees Earned or Paid in Cash	Stock Awards (1)(2)	Total
Daniel Shaeffer (3)	$—	$—	$—
Chad Christensen (3)	$—	$—	$—
Jonathan Gardner	$60,000	$85,000	$145,000
John Lunt	$65,000	$85,000	$150,000
Philip White	$60,000	$85,000	$145,000

(1) As of December 31, 2023, each of Merssrs. Gardner and White held 6,538 unvested LTIP units and Mr. Lunt held 4,251 unvested LTIP units.
(2) Represents 4,251 LTIP Units granted to each of Messrs. Gardner, Lunt, and White on January 6, 2023, for compensation for the year ended December 31, 2023. The dollar value is computed in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification 718, Compensation—Stock Compensation (“ASC Topic 718”). Refer to Note 11 to our consolidated financial statements included herein, for a discussion of our accounting of LTIP units and the assumptions used. The grant date fair value of each award granted on January 6, 2023 was $19.9945.

(3) Directors who are not independent of us do not receive compensation for their services as a director. Each of Mr. Shaeffer and Mr. C. Christensen received grants of equity compensation in connection with their positions as executive officers of the Company which is reflected in the discussion of executive compensation above.

Annual Director Compensation

The compensation structure for our directors was approved following a review of peer board compensation data provided by FPC.

For 2023 we paid a cash retainer of $50,000 to each independent director for their service as a director, as well as an equity grant of time-based LTIP Units in the Operating Partnership with a value of approximately $85,000 at the time of grant. The equity has a one-year vesting schedule. The independent board members serving as chairperson of each of the audit, compensation and conflicts committees will receive an additional annual cash retainer of $15,000, $10,000 and $10,000, respectively. For 2024 compensation, our compensation committee has approved compensation to each of our independent directors as follows: a cash retainer of $60,000, an equity grant with a value of approximately $95,000 at the time of grant, and an additional annual cash retainer for service as chairperson of each of the audit, compensation and conflicts committee of $20,000, $15,000 and $15,000, respectively.

We also reimburse our directors for their travel expenses incurred in connection with their attendance at board and committee meetings.

Equity Compensation Information

The following discussion supplements the disclosure regarding equity compensation contained in the prospectus under the heading “Compensation — Equity Compensation Plan Information.”

Equity Compensation Table

As of December 31, 2023, we have granted LTIP Units to our officers and directors and restricted stock units to our non-executive employees and employees of our advisor. The following table summarizes information, as of December 31, 2023, relating to equity compensation plans of the Company (including individual compensation arrangements) pursuant to which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted‑average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders (3)	1,210,625	—	283,794
Total	1,210,625	—	283,794

(1) Includes 1,179,575 LTIP Units in CROP (315,558 of which are vested), 16,206 restricted stock units granted pursuant to the Equity Incentive Plan (1,958 of which are vested), and 14,843 restricted stock units granted outside of the Equity Incentive Plan (1,942 of which are vested). Upon satisfaction of certain conditions, LTIP Units are convertible into CROP Common Units, which may then be redeemed for cash, or at our option, an equal number of shares of Class I common stock, subject to certain restrictions. There is no exercise price associated with LTIP Units or the restricted stock units. Excluded from the table above are 1,613,740 LTIP Units (1,239,081 of which are vested) awarded by CRII as equity compensation prior to the CRII Merger. LTIP Units subject to performance vesting conditions assume the maximum level of performance.

(2) The Equity Incentive Plan allows for the issuance of a maximum of 300,000 shares of common stock issued through restricted stock units or restricted stock awards. No additional securities have been reserved for issuance with respect to awards of LTIP Units in CROP.

(3) LTIP Unit awards have been granted by our compensation committee of our board of directors pursuant to the terms of award agreements and as contemplated in the Operating Partnership Agreement for CROP. Restricted stock grants have been made to our non-executive employees and employees of our advisor pursuant to the Equity Incentive Plan as well as outside of the Equity Incentive Plan.

Other Related Party Transactions

The following supplements the discussion in the prospectus under the heading “Compensation — Other Related Party Transactions.”

Managing Broker Dealer Agreements

We have engaged an unaffiliated third party dealer manager (the “Dealer Manager”) to act as the managing broker-dealer for our private offerings of preferred stock. In this capacity we pay (or paid) the Dealer Manager certain underwriting compensation from the proceeds of the offerings as described below, all or a portion of which the Dealer Manager reallows (or reallowed) to wholesalers internal to our advisor and its affiliates.

In connection with our private offerings of the Series 2019, Series 2023 and Series A Convertible preferred stock, we paid or will pay, the third party a placement fee in an amount up to 3.0% of the gross proceeds from the sale of preferred shares in the offerings. In connection with our private offering of the Series 2023-A preferred stock we pay a wholesaler fee in an amount up to 2.0% of the gross proceeds from the sale of the preferred shares. For the years ended December 31, 2022 and December 31, 2023, we paid $0.4 million and $2.6 million, respectively, in fees in connection with the Private Offerings, all or a portion of which were reallowed to wholesalers internal to our advisor and its affiliates.

We expect to pay this third party additional underwriting compensation in the future in connection with future private offerings, which compensation may be reallowed to wholesalers internal to our advisor and its affiliates.

Block C

Block C is a joint venture investment for the purpose of developing three multifamily development projects near Salt Lake City, Utah: The Westerly, Millcreek North and The Archer. The development projects are located in an Opportunity Zone, which provides tax benefits for development programs located in designated areas as established by Congress in the Tax Cuts and Jobs act of 2017. The Block C joint venture includes as members entities affiliated with us and our advisor, Brickyard QOF, LLC (“Brickyard QOF”) and HV Millcreek, LLC (“Millcreek,” and together with Brickyard QOF, the “Affiliated Members”). The Affiliated Members are owned directly or indirectly by Daniel Shaeffer, Chad Christensen, Gregg Christensen, Enzio Cassinis, Eric Marlin, Susan Hallenberg, Stan Hanks, Glenn Rand and Adam Larson, each of whom are our officers or directors, as well as certain employees of CROP and our advisor or its affiliates. As of December 31, 2023, the Affiliated Members have made aggregate contributions of $10.9 million towards the joint venture and owned a 17.55% interest in Block C with Messrs. Shaeffer, C. Christensen, G. Christensen, Cassinis, Marlin, Hanks, Rand, Larson and Ms. Hallenberg having an indirect ownership interest of 3.86%, 8.45%, 3.00%, 0.40%, 0.28%, 0.25%, 0.09%, 0.20% and 0.57%, respectively. The Affiliated Members participate in the economics of Block C on the same terms and conditions as us.

Loan. On November 14, 2023, we, through CROP, executed an unsecured promissory note in favor of Block C. Pursuant to the terms of the promissory note, CROP could borrow, on a revolving basis, up to $15,000,000. Amounts advanced under the note, plus any interest on the unpaid principal advanced was due and payable by December 12, 2023, provided that CROP could extend the maturity date for one 14-day extension upon written notice to Block C. Any unpaid principal under the promissory note bore interest from the date advanced at a rate of 5.4% per annum, which approximated the 30-day treasury rate, cumulative and not compounded. CROP could prepay the unpaid principal balance under the promissory note, in whole or in part, together with all interest then accrued under the note, at any time, without premium or penalty. The promissory note matured without any amounts being advanced thereunder.

Sale of Block C Phase II. Our conflicts committee has approved the sale of a parcel of land that is part of Block C which we refer to as Phase II to an unaffiliated third party intending to develop a condominium project for approximately $3.0 million. Subsequent to the sale, Chad Christensen, our Executive Chairman intends to make an investment in the condominium project of up to $1.5 million.

Reimbursement Policy

For the year ended December 31, 2023 we reimbursed Daniel Shaeffer, our Chief Executive Officer and an affiliated director, $11,736 for expenses incurred by Mr. Shaeffer in connection with transportation he provided for himself and certain other officers of the Company related to approved business travel.

Exchange of CROP Units

Christensen Trust. On November 7, 2022, the conflicts committee of the board of directors approved the exchange into shares of our Class I common stock of 69,143 CROP Units held by the Christensen Trust on the same terms and conditions available to unaffiliated third parties pursuant to the terms of the Operating Partnership Agreement. On January 3, 2023 these units were exchanged into Class I shares. The shares were repurchased for cash on January 31, 2023 on the same terms and conditions as other holders.

On March 19, 2024, the conflicts committee of the board of directors approved the exchange into shares of our Class I common stock of 241,476 CROP Units held by the Christensen Trust on the same terms and conditions available to unaffiliated third parties pursuant to the terms of the Operating Partnership Agreement. We expect such exchange to occur on June 1, 2024. Once exchanged, the Class I shares may be submitted for redemption pursuant to our share repurchase program on the same terms and conditions available to other holders.

Executive Officers. The conflicts committee of the board of directors approved the exchange into shares of Class I common stock of the Company of up to 816,550 for the fiscal year ended December 31, 2024 by the executive officers of the Company on the same terms and conditions available to unaffiliated third parties pursuant to the terms of the Operating Partnership Agreement. As approved by the conflicts committee, exchanges into Class I shares by an individual executive will be permitted up to the executive’s proportionate share of the total amount approved for exchange (based on CROP Units that are eligible for exchange). No CROP Units held by executive officers were exchanged during the year ended December 31, 2023.

Cottonwood Highland

CW Investor at Highland. On January 9, 2024, in accordance with the terms of the underlying joint venture agreement, we made a protective advance in an amount up to $800,000 to the joint venture through which we own our investment in Cottonwood Highland, a multifamily development in Millcreek, Utah, we acquired in connection with our merger with CRII and CROP. CROP owns a 36.93% interest in the joint venture with our officers and directors owning a 15.4787% interest and the balance of the joint venture owned by outside investors. The terms of the advance, as contemplated in the joint venture agreement, provide for interest-only payments to be paid at a rate of 10% with prepayment permitted at any time without penalty. The advance matures on December 31, 2026. As of March 25, 2024, we have drawn $250,000.

Office Lease. Our conflicts committee has approved entry into two separate net office lease agreements with Cottonwood Highland for office space at the development project, with approximately 1,755 square feet to be leased to CCA and approximately 4,010 square feet to be leased to us. The lease terms are identical and provide for a five-year lease term, plus three months from the date landlord delivers premises with two five-year extension options. Annual base rent will be $0.00 for the first three months, increased to $25.00 to $30.00 per square foot (with such final amount per square foot determined based on final analysis of market rents) through month fourteen with a 3% annual increase to base rent thereafter. In addition, as a net lease, base rent will include an additional amount for operating and capital expenses, including taxes, insurance fees and maintenance costs for the space.

Cottonwood Lighthouse Point

On March 28, 2024, CROP acquired all of the outstanding tenant-in-common interests in Cottonwood Lighthouse Point from an unaffiliated third party in exchange for 259,246 CROP Units. As part of the transaction CROP assumed certain notes with debt and accrued interest in the amount of $1,331,919 held by an affiliate of the seller of the tenant-in-common interests in favor, directly and indirectly, of Dan Shaeffer $448,291, Chad Christensen $448,291, Gregg Christensen $185,719, Enzio Cassinis $86,334, Adam Larson $58,697, Paul Fredenberg $38,140, Glenn Rand $22,149, Susan Hallenberg $22,149 and Stan Hanks $22,149, each of whom are our executive officers. In connection with the transaction CROP paid the amount outstanding under the notes.

Stock Ownership of Certain Beneficial Owners and Management

The following table supersedes and replaces the corresponding table in the prospectus under the heading “Stock Ownership of Certain Beneficial Owners and Management.”

The following table sets forth, as of March 25, 2024, the amount of our common stock, CROP common units and CROP LTIP units beneficially owned by (i) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) our directors and named executive officers and (iv) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC includes securities that a person has the right to acquire within 60 days.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of all Shares (3)	Percent of all Shares and Common Units (4)
Daniel Shaeffer	4,557,930 (5)	14.48%	7.12%
Chad Christensen	4,606,225 (5)	14.64%	7.19%
Gregg Christensen	4,021,863 (5)	12.78%	6.28%
Jonathan Gardner	24,848 (6)	*	*
John Lunt	19,497 (6)	*	*
Philip White	35,447 (7)	*	*
All directors and executive officers as a group (13 persons)	6,933,360	22.03%	10.83%
* Indicates less than 1% of the outstanding common stock.
(1) The address of each named beneficial owner is 1245 Brickyard Road, Suite 250, Salt Lake City, Utah 84106.
(2) Ownership consists of shares of our common stock, CROP common units and CROP LTIP units. Subject to certain restrictions, common units may be exchanged for cash, or at our option, an equal number of shares of our common stock on the specified exchange date which is the first business day of the month that is at least 60 business days after the receipt by CROP of an exchange notice (the “Specified Exchange Date”). Upon achieving parity with the common units and becoming “exchangeable” in accordance with the terms of CROP’s partnership agreement, LTIP units may be exchanged for cash, or at our option, an equal number of shares of our common stock, subject to certain restrictions, on the Specified Exchange Date.

(3) Based on 31,470,705 shares of our common stock outstanding as of March 25, 2024. In computing the percentage ownership of a person or group, we have assumed that the common units and LTIP units held by that person or persons in the group have been redeemed for shares of our common stock and that those shares are outstanding, but that no common units or LTIP units held by other persons are redeemed for shares of our common stock, notwithstanding that not all of the LTIP units have vested to date.

(4) Based on 64,044,752 shares of common stock and common units outstanding as of March 25, 2024 on a fully-diluted basis, comprised of 31,470,705 shares of common stock and 32,574,048 shares of common stock issuable upon exchange or conversion of outstanding common units and LTIP units, respectively.

(5) Includes 236,676, 284,971, and 163,421 common units held by each of Messrs. Shaeffer, C. Christensen, and G. Christensen, respectively, and 819,748, 819,748, and 356,937 LTIP units held by each of Messrs. Shaeffer, C. Christensen, and G. Christensen, respectively. Not all of the LTIP units have vested. Includes 3,481,505 common units held by HT Holdings, an entity owned and controlled by Messrs. Shaeffer, C. Christensen, G. Christensen and Mr. Eric Marlin. Also includes 20,000 shares of common stock held by CCA, which is beneficially owned by Messrs. Shaeffer, C. Christensen, G. Christensen and Marlin (through entities they own and control or directly). In addition, Messrs. Shaeffer, C. Christensen and G. Christensen comprise the board of managers of CCA and, as such, may be deemed to have had beneficial ownership of the shares held by CCA.

(6) Includes 24,848 and 19,497 LTIP units held by Messrs. Gardner and Lunt, respectively. Not all of the LTIP units have vested.
(7) Includes 10,600 shares of our common stock and 24,847 LTIP units held by Mr. White. Not all of the LTIP units have vested.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our financial statements and the related notes included in this supplement. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed under “Risk Factors” in the prospectus and herein.

Overview

Cottonwood Communities, Inc. invests in a diverse portfolio of multifamily apartment communities and multifamily real estate-related assets throughout the United States. We are externally managed by our advisor, CC Advisors III, LLC (“CC Advisors III”), a wholly-owned subsidiary of our sponsor, Cottonwood Communities Advisors, LLC (“CCA”). We were incorporated in Maryland in 2016. We hold all of our assets through Cottonwood Residential O.P., LP (“CROP”), our operating partnership. We are the sole member of the sole general partner of CROP and own general partner interests in CROP alongside third party limited partners.

We are a non-listed perpetual-life, net asset value (“NAV”), real estate investment trust (“REIT”). We qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

As of December 31, 2023, we raised $325.0 million from the sale of common stock in our public offerings and $215.5 million from the sale of our preferred stock in periodic private offerings to accredited investors (the “Private Offerings”). We have contributed our net proceeds to CROP in exchange for a corresponding number of mirrored OP units in CROP.

As of December 31, 2023, we had a portfolio of $2.3 billion in total assets, with 74.5% of our equity value in operating properties, 14.0% in development and 11.5% in real estate-related investments. Refer to the section “Our Investments” below for further description of our portfolio.

2023 Activities

The following highlights activities that occurred during the year ended December 31, 2023.

Operating Results and Net Asset Value

•Net loss attributable to common stockholders was $0.68 per diluted share compared to $0.53 for the same period in the prior year.
•Same store net operating income (“Same Store NOI”) was $80.9 million compared to $77.6 million for the same period in the prior year.
•Funds from operations attributable to common stockholders and unit holders (“FFO”) was $(0.14) per diluted share/unit, compared to $0.28 per diluted share/unit for the same period in the prior year. Core FFO was $0.20 per diluted share compared to $0.02 per diluted share/unit for the same period in the prior year.
•Two development projects were completed and are currently in lease-up, Cottonwood Highland and Cottonwood Broadway.
•Net asset value was $13.4538 per share/unit at December 31, 2023, compared to $19.5788 per share/unit at December 31, 2022.

Transaction Activity

•Funded $2.0 million of our $10.0 million mezzanine loan investment in the 2215 Hollywood development.
•Funded $23.4 million of our $33.4 million preferred equity investment in the 417 Callowhill development.
•Funded $11.4 million in our preferred equity investment in the Infield development.
•Acquired 45.4% of tenant-in-common interests in Alpha Mill through the issuance of CROP Units, increasing our ownership to 73.7%.
•Acquired the remaining tenant-in-common interests of Melrose Phase II.
•Sold tenant-in-common interests in Cottonwood Lighthouse Point for $7.2 million.
•Sold Cottonwood One Upland for net proceeds of $38.8 million, recording a net gain on sale of $23.0 million.

Financing and Capital Raise Activity

•Refinanced ten properties for $471.0 million, receiving net proceeds of $85.8 million and obtaining a weighted average term and rate of 6.6 years and 5.25%, respectively. Two of the properties are unconsolidated.
•Modified the mortgage loan on Sugarmont, reducing the loan to $91.2 million and converting the interest rate from a floating rate to a fixed rate of 5.9%.
•Executed additional draws of $22.1 million on construction loans to further the completion of our development projects and refinanced $37.0 million of construction loans with permanent debt.
•Raised $76.1 million of net proceeds from the sale of Series 2023 and Series 2023-A Preferred Stock.
•Launched our offering of Series A Convertible Preferred Stock in December 2023 and raised net proceeds of $1.6 million.
•Raised $24.0 million of net proceeds from the sale of our common stock issued under this offering.
•Redeemed $2.6 million of preferred stock.
•Repurchased $95.4 million of common stock and CROP Units at an average discount of 4% to NAV.
•Distributed $21.9 million and $23.2 million to common stockholders and limited partners, respectively.

Our Investments

As of December 31, 2023, our portfolio consisted of 27 operating multifamily apartment communities with a total of 7,761 units, four development projects with a total of 987 units to be built, six structured investments with a total of 1,868 units and four land sites held for future development projects with an expected total of 852 units to be built.

Information regarding our investments as of December 31, 2023 is as follows:

Stabilized Properties ($ in thousands, except net effective rents)

Property Name	Market	Number of Units	Average Unit Size (Sq Ft)	Purchase Date	Purchase Price		Mortgage Debt Outstanding (1)	Net Effective Rent	Physical Occupancy Rate	Percentage Owned by CROP
Alpha Mill	Charlotte, NC	267	830	May 2021	$69,500		$39,044	$1,690	95.88%	73.71%
Cason Estates	Murfreesboro, TN	262	1,078	May 2021	51,400		37,462	1,509	94.66%	100.00%
Cottonwood Apartments	Salt Lake City, UT	264	834	May 2021	47,300		35,430	1,396	91.67%	100.00%
Cottonwood Bayview	St. Petersburg, FL	309	805	May 2021	95,900		71,417	2,508	95.47%	71.00%
Cottonwood Clermont	Clermont, FL	230	1,111	Sept 2022	85,000		34,961	2,056	92.61%	100.00%
Cottonwood Lighthouse Point (2)	Pompano Beach, FL	243	996	June 2022	95,500		47,964	2,251	92.59%	86.77%	(2)
Cottonwood Reserve	Charlotte, NC	352	1,021	May 2021	77,500		48,049	1,628	91.79%	91.14%
Cottonwood Ridgeview	Plano, TX	322	1,156	May 2021	72,930		65,300	1,879	93.48%	100.00%
Cottonwood West Palm (3)	West Palm Beach, FL	245	1,122	May 2019	66,900		47,978	2,424	95.10%	100.00%	(3)
Cottonwood Westside	Atlanta, GA	197	860	May 2021	47,900		26,986	1,724	95.94%	100.00%
Enclave on Golden Triangle	Keller, TX	273	1,048	May 2021	51,600		48,400	1,711	95.24%	98.93%
Fox Point	Salt Lake City, UT	398	841	May 2021	79,400		46,000	1,451	94.97%	52.75%
Heights at Meridian	Durham, NC	339	997	May 2021	79,900		53,401	1,609	93.81%	100.00%
Melrose	Nashville, TN	220	951	May 2021	67,400		56,600	1,843	93.18%	100.00%
Melrose Phase II	Nashville, TN	139	675	May 2021	40,350		32,400	1,583	93.53%	100.00%
Parc Westborough	Boston, MA	249	1,008	May 2021	74,000		12,400	2,372	96.39%	100.00%
Park Avenue	Salt Lake City, UT	234	714	May 2021	67,525	(4)	43,453	1,878	95.73%	100.00%
Pavilions	Albuquerque, NM	240	1,162	May 2021	61,100		58,500	1,800	92.08%	96.35%
Raveneaux	Houston, TX	382	1,065	May 2021	57,500		47,400	1,403	95.81%	96.97%
Regatta	Houston, TX	490	862	May 2021	48,100		35,367	1,076	91.00%	100.00%
Retreat at Peachtree City	Peachtree City, GA	312	980	May 2021	72,500		58,412	1,721	93.91%	100.00%
Scott Mountain	Portland, OR	262	927	May 2021	70,700		48,373	1,697	93.13%	95.80%
Stonebriar of Frisco	Frisco, TX	306	963	May 2021	59,200		53,600	1,573	95.10%	84.19%
Sugarmont	Salt Lake City, UT	341	904	May 2021	139,792	(4)	91,200	2,227	94.41%	99.00%	(5)
Summer Park	Buford, GA	358	1,064	May 2021	75,500		52,398	1,586	94.97%	98.68%
The Marq Highland Park (6)	Tampa, FL	239	999	May 2021	65,700		46,802	2,132	96.65%	100.00%
Toscana at Valley Ridge	Lewisville, TX	288	738	May 2021	47,700		32,571	1,307	96.53%	58.60%
Total / Weighted-Average		7,761	956		$1,867,797		$1,271,868	$1,744	94.21%	92.00%

(1) Mortgage debt outstanding is shown as if CROP owned 100% of the property.
(2) On March 28, 2024, we acquired all of the outstanding tenant-in-common interests in Cottonwood Lighthouse Point from an unaffiliated third party in exchange for 259,246 CROP Units, increasing our ownership percentage to 100%.

(3) On February 29, 2024, we sold Cottonwood West Palm for net proceeds of $34.0 million.
(4) These purchase price amounts represent the acquisition date fair value plus subsequent capitalized costs on the projects placed in service.
(5) The one percent interest not owned by us has limited rights, including the right to control on behalf of the joint venture the prosecution and resolution of all litigation, claims, or causes of action that the joint venture has or may have against certain third parties associated with the design and construction of Sugarmont, as well as the obligation to defend any cross claims resulting from these actions.

(6) Data from commercial retail units are excluded from number of units and physical occupancy.

Development Properties ($ in thousands)

Property Name	Market	Units to be Built	Average Unit Size (Sq Ft)	Purchase Date	Completion Date	Total Project Investment	Construction Debt Outstanding (1)	Percentage Owned by CROP
Cottonwood Broadway	Salt Lake City, UT	254	817	May 2021	4Q2023	$77,435	$41,891	100.00%
Cottonwood Highland (2)	Salt Lake City, UT	250	757	May 2021	4Q2023	65,085	39,790	36.93% (2)
805 Riverfront (3)	West Sacramento, CA	285	746	Sept 2023	4Q2023	101,334	48,310	(3)
The Westerly (4)	Salt Lake City, UT	198	808	May 2021 (4)	2Q2026	16,753	—	82.45%
Total		987				$260,607	$129,991

(1) Construction debt outstanding is shown as if CROP owned 100% of the development property.
(2) Excludes the commercial data in unit count. CROP’s percentage ownership is not proportionate to the total amount CROP invested in the project.
(3) As of December 31, 2023 we had a structured preferred equity investment in this project. Total project investment for 805 Riverfront represents amounts funded plus accrued interest as of December 31, 2023, the construction debt outstanding, and a preferred interest liability. Refer to Note 3 and Note 13 of the consolidated financial statements in this supplement for additional information on 805 Riverfront.

(4) Construction on The Westerly began in July 2023. The amount above includes contributions from the Block C Joint Venture to The Westerly as of December 31, 2023 including the related land cost and capital expenditures. Refer to the land held for development table below for additional information on the Block C Joint Venture.

Structured Investments ($ in thousands)

Property Name	Market	Investment Type	Date of Initial Investment	Number of Units	Funding Commitment	Amount Funded to Date
Lector85	Ybor City, FL	Preferred Equity	August 2019	254	$9,900	$9,900
Astoria West (formerly Vernon)	Queens, NY	Preferred Equity	July 2020	534	15,000	15,000
417 Callowhill	Philadelphia, PA	Preferred Equity	November 2022	220	33,413	32,098
2215 Hollywood	Hollywood, FL	Mezzanine Loan	April 2023	180	10,045	2,000
Monrovia Station	Monrovia, CA	Mezzanine Loan	July 2023	296	20,150	6,777
Infield	Kissimmee, FL	Preferred Equity	November 2023	384	11,400	11,400
Total				1,868	$99,908	$77,175

Land Held for Development ($ in thousands)

Property Name	Market	Acreage	Purchase Date	Total Investment Amount	Percentage Owned by CROP
Block C Joint Venture (1)	Salt Lake City, UT	1.69 acres	May 2021	$42,674	82.45%
3300 Cottonwood	Salt Lake City, UT	1.76 acres	October 2021	7,521	100.00%
Galleria	Salt Lake City, UT	26.07 acres	September 2022	29,571	100.00%
Total				$79,766
(1) The Block C Joint Venture includes land held for development for Millcreek North and The Archer multifamily development projects as well as cash held at the joint venture for future investment. The Block C joint venture also includes The Westerly, which is reflected in the separate development property table above.

Results of Operations

Our results of operations for the years ended December 31, 2023 and 2022 are as follows ($ in thousands, except share and per share data):

	Year Ended December 31,
	2023	2022	Change
Revenues
Rental and other property revenues	$142,833	$123,627	$19,206
Property management revenues	9,699	11,131	(1,432)
Other revenues	1,873	3,544	(1,671)
Total revenues	154,405	138,302	16,103
Operating expenses
Property operations expense	52,765	44,846	7,919
Property management expense	17,290	17,839	(549)
Asset management fee	17,304	17,786	(482)
Performance participation allocation	—	20,320	(20,320)
Depreciation and amortization	59,041	54,595	4,446
General and administrative expenses	11,371	11,876	(505)
Total operating expenses	157,771	167,262	(9,491)
Loss from operations	(3,366)	(28,960)	25,594
Equity in earnings of unconsolidated real estate entities	6,466	12,393	(5,927)
Interest income	1,906	92	1,814
Interest expense	(75,468)	(52,310)	(23,158)
Gain on sale of real estate assets	24,075	—	24,075
Gain on sale of unconsolidated real estate entities	—	8,129	(8,129)
Gain on consolidation of development	4,225	—	4,225
Promote from incentive allocation agreement	119	30,702	(30,583)
Other (expense) income	(2,552)	3,883	(6,435)
Loss before income taxes	(44,595)	(26,071)	(18,524)
Income tax expense	(303)	(7,959)	7,656
Net loss	(44,898)	(34,030)	(10,868)
Net loss attributable to noncontrolling interests:
Limited partners	21,355	17,594	3,761
Partially owned entities	295	787	(492)
Net loss attributable to common stockholders	$(23,248)	$(15,649)	$(7,599)

Weighted-average common shares outstanding	34,305,590	29,274,236	5,031,354
Net loss per common share - basic and diluted	$(0.68)	$(0.53)	$(0.15)

Rental and Other Property Revenues

Rental and other property revenues increased $19.2 million primarily due to non-same store property activity. The acquisitions of Cottonwood Clermont and Cottonwood Ridgeview in 2022 and Melrose Phase II in 2023 accounted for $10.7 million of the increase. Four developments completed within the last two years contributed $6.0 million. These increases were offset by a $2.8 million reduction in revenues from Cottonwood Lighthouse Point, which was deconsolidated in February 2023 when a partial interest in the property was sold. The remaining increase of $5.3 million is due to higher rents on stabilized properties. Refer to “Same Store Results of Operations” below for details on same store revenues.

Property Operations Expense

Property operations expense increased $7.9 million primarily due to the increase in non-same store property operations expense. The acquisitions of Cottonwood Clermont and Cottonwood Ridgeview in 2022 and Melrose Phase II in 2023

accounted for $5.2 million of the increase. Four developments completed within the last two years contributed $1.6 million. These increases were offset by a $1.0 million reduction in property operations expenses from Cottonwood Lighthouse Point, which was deconsolidated in February 2023 when a partial interest in the property was sold. Other increases relate to insurance costs and utilities. Refer to “Same Store Results of Operations” below for details on same store revenues.

Performance Participation Allocation

The performance participation allocation, as defined in our operating partnership agreement, is based on the total return to unit holders each year and paid to an affiliate of our advisor. Total return is primarily driven by appreciation to NAV and also includes distributions paid. No performance allocation was recorded during the year ended December 31, 2023 as the required return hurdles were not met. The increase in NAV during the year ended December 31, 2022 resulted in a performance allocation expense of $20.3 million for the year. Refer to Note 10 of the consolidated financial statements in this supplement for additional information about the performance participation allocation.

Depreciation and Amortization

Depreciation and amortization increased $4.4 million due to depreciation and amortization of $5.0 million from properties consolidated in the last two years and depreciation of $2.5 million from developments completed within the last two years, as well as additional capitalized assets on our properties. These increases were offset by a $3.5 million reduction from Cottonwood Lighthouse Point, which was deconsolidated in February 2023.

Equity in Earnings of Unconsolidated Real Estate Entities

Equity in earnings of unconsolidated real estate entities decreased $5.9 million primarily due to the consolidation of Riverfront, the deconsolidation of Cottonwood Lighthouse Point, refinancing costs and increased interest expense at the underlying properties. This was offset by $4.4 million of additional income from preferred equity investments.

Interest Expense

Interest expense increased $23.2 million. The acquisitions of Cottonwood Clermont and Cottonwood Ridgeview in 2022 and Melrose Phase II in 2023 accounted for $3.3 million of the increase, higher interest rates and mortgage balances accounted for $17.7 million of the increase, and additional interest from the issuance of preferred stock of $5.0 million. These increases were offset by a reduction in interest from Cottonwood Lighthouse Point, which was deconsolidated in February 2023, and $2.9 million reduction from the payoff of Series 2017 and 2016 preferred stock in early 2022.

Gain on Sale of Real Estate Assets

The $24.1 million gain on sale of real estate assets is from the $23.0 million gain from sale of Cottonwood One Upland and the sale of a partial interest in Cottonwood Lighthouse Point.

Gain on Sale of Unconsolidated Real Estate Entities

The gain on sale of unconsolidated real estate entities of $8.1 million in 2022 is from the sale of additional interests in Alpha Mill and the sale of 3800 Main to a third party.

Gain on Consolidation of Development

The $4.2 million gain on consolidation of development in 2023 is from the consolidation of 805 Riverfront when we became the manager and replacement developer with control of the project.

Promote from Incentive Allocation Agreement

In 2018, CROP sold a portfolio of 12 properties to an unrelated real estate firm. Under the sales arrangement, CROP entered into an incentive allocation agreement that entitled CROP to participate in distributions from the portfolio should returns exceed certain amounts. During the first quarter of 2022 the real estate firm sold the portfolio of properties. Our taxable REIT subsidiary realized a promote distribution of $30.6 million from the sale. We managed the portfolio on behalf of the real estate firm prior to the portfolio being sold.

Income Tax Expense

Income tax expense decreased $7.7 million primarily due to the tax liability on the $30.6 million promote distribution that occurred in 2022 that was not present in the current year.

Other Income

Other expense increased $6.4 million primarily due to decreases in the fair value of our interest rate caps.

Same Store Results of Operations

Net operating income (“NOI”) is a supplemental non-GAAP measure of our property operating results. We define NOI as operating revenues less operating expenses for stabilized properties, both consolidated and unconsolidated. While we believe our net income (loss), as defined by GAAP, to be the most appropriate measure to evaluate our overall performance, we consider NOI to be an appropriate supplemental performance measure. We believe NOI provides useful information to our investors regarding our results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, interest expense, gains on sale of real estate, other income and expense, and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such items which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI, therefore, our investors should consider net income (loss) as the primary indicator our overall financial performance.

We evaluate the performance of our operating properties using a same store analysis because the population of properties is consistent from period to period, thereby eliminating the effects of any material changes in the composition of the aggregate portfolio on performance measures. Our same store portfolio includes consolidated and unconsolidated stabilized properties which we manage and have ownership interests in for the entirety of both current and prior years. Operating properties excluded from same store include development properties that have undergone lease up and properties that have been acquired and/or consolidated during the same store reporting period. We believe the drivers of NOI for our consolidated stabilized properties listed above are generally the same for our unconsolidated properties, of which we own on average 68.6%. Therefore we evaluate same store NOI based on our ownership in the properties within the same store portfolio. Our same store analysis may not be comparable to that of other real estate companies and should not be considered to be more relevant or accurate in evaluating our operating performance than current GAAP methodology.

For the twelve months ended December 31, 2023, our same store portfolio consisted of 19 consolidated properties, representing approximately 5,500 units, and 4 unconsolidated properties, representing approximately 1,300 units. The weighted average occupancy rate for the same store portfolio was 93.6% and 94.7% for the years ended December 31, 2023 and 2022, respectively. The weighted average monthly effective rent for the same store portfolio was $1,688 and $1,643 for the years ended December 31, 2023 and 2022, respectively.

The following table reconciles rental and other property revenues less property operations expense (“Consolidated Property NOI”) from the consolidated statement of operations to Same Store NOI for the years ended December 31, 2023 and 2022 ($ in thousands):

	Year Ended December 31,
	2023	2022
Reconciliation of Consolidated Property NOI to Same Store NOI
Rental and other property revenues	$142,833	$123,627
Property operations expense	52,765	44,846
Consolidated Property NOI	90,068	78,781
Less: Non-same store NOI
Lease up properties	(11,056)	(7,027)
Acquisitions	(9,851)	(8,631)
Non-core property expenses, net	477	187
NOI attributable to noncontrolling interests	(1,404)	(1,346)
Same store NOI from consolidated activity	68,234	61,964
Same store NOI from unconsolidated activity	12,705	15,618

Same store NOI	$80,939	$77,582

The following table reconciles equity in earnings of unconsolidated real estate entities from the consolidated statement of operations to same store net operating income from unconsolidated properties ($ in thousands):

	Year Ended December 31,
	2023	2022
Equity in earnings of unconsolidated real estate entities	$6,466	$12,393
Adjustments to arrive at same store net operating income - unconsolidated properties
Equity in earnings from preferred equity investments	(11,855)	(8,833)
Equity in losses from depreciation and amortization	6,513	7,372
Non-same store property equity in losses (earnings)	2,955	(2,707)
Equity in losses on non-core property expense and other adjustments (1)	8,626	7,393
Same store NOI - unconsolidated properties (2)	$12,705	$15,618

(1) Property management expenses and other expenses charged by us to our consolidated properties are eliminated but are included in equity in earnings. For consistency with consolidated property NOI, equity in earnings has been adjusted to remove the impact of expenses that are eliminated with consolidated properties.. In addition, all periods are presented using our ownership percentage at December 31, 2023 Equity in earnings is calculated using ownership percentages in place throughout the year, which may change as interests are acquired or sold. Accordingly, equity in earnings has also been adjusted to apply the ownership percentage at December 31, 2023 throughout the reporting periods to arrive at same store NOI - unconsolidated properties.

(2) Same store NOI - unconsolidated properties decreased primarily due to the consolidation of properties that were previously equity method investments.

Policies Regarding Operating Expenses

Our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income (the 2%/25% Limitation), unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. For the four consecutive quarters ended December 31, 2023, our total operating expenses were less than the 2%/25% Limitation.

Liquidity and Capital Resources
Our principal demands for funds during the short and long-term are and will be for the acquisition of multifamily apartment communities and investments in multifamily real estate-related assets, including funding commitments on our structured investments; operating expenses, including the management fee we pay to our advisor and the performance participation allocation (when applicable); capital expenditures, including those on our development projects; general and administrative expenses; payments under debt obligations; repurchases of common and preferred stock; and payments of distributions to stockholders. We will obtain the capital required to purchase multifamily apartment communities and make investments in multifamily real estate-related assets and conduct our operations from the proceeds of our public and private offerings, our credit facilities, other secured or unsecured financings from banks and other lenders, and from any undistributed funds from our operations.

We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of the properties, the interest rate environment and inflation which could increase our expenses, the satisfaction of REIT dividend requirements and the volume of repurchase requests under our share purchase program. Recently, we have seen an increase in the amount of repurchase requests, all of which we have satisfied to date. Due to commitments on our structured investments and development projects, which we believe will be accretive to our portfolio, our available cash to fund repurchase requests is limited. We completed the sale of Cottonwood One Upland (closed December 2023) and Cottonwood West Palm (closed February 2024) to strengthen our liquidity position and enhance our ability to fund repurchase requests and anticipate we will be able to fully fund repurchase requests. To continue to bolster our liquidity position, we may pursue additional strategic asset sales in the future or seek additional sources of capital.

As of December 31, 2023, we have $891.3 million of fixed rate debt and $273.5 million of variable rate debt, which includes $130.0 million of construction loans. We have interest rate cap hedging instruments on $179.5 million, or 65.6% of our variable rate debt. In addition, CROP has issued unsecured promissory notes in several private placement offerings, in an aggregate amount of $41.9 million as of December 31, 2023.

We have a credit facility in place with JP Morgan that provides us with additional liquidity. Our JP Morgan Revolving Credit Facility, which was amended due to the sale of One Upland in December 2023, has a variable rate and is secured by Parc Westborough with the option to add an additional property as collateral by December 14, 2024. We may obtain advances secured against Parc Westborough (and an additional property if and when added to the facility) up to $100.0 million on the JP Morgan Revolving Credit Facility. We can draw upon or pay down the JP Morgan Revolving Credit Facility at our discretion, subject to loan-to-value requirements, debt-service coverage ratios and other covenants and restrictions as set forth in the loan documents. As of December 31, 2023, we had advances of $12.4 million on the JP Morgan Revolving Credit Facility, with the amount we could borrow capped at $41.0 million primarily due to the current interest rate environment and the applicable debt-service coverage ratio.

We have issued and outstanding Series 2019 Preferred Stock, Series 2023 Preferred Stock and Series 2023-A Preferred Stock, each of which is similar in nature and is classified as liabilities on our consolidated balance sheet due to the mandatory redemption of these instruments on a fixed date for a fixed amount. Each series must be redeemed for cash at a redemption price per share equal to $10.00 plus any accrued and unpaid dividends, to the extent there are funds legally available, on the redemption date. The Series 2019 Preferred Stock redemption date is December 31, 2024, subject to an additional one-year extension at our option. The Series 2023 Preferred Stock redemption date is June 30, 2027, subject to two one-year extensions at our option. The Series 2023-A Preferred Stock redemption date is December 31, 2027. As of December 31, 2023, we had 12.4 million shares outstanding for our Series 2019 Preferred Stock, 8.4 million shares outstanding for our Series 2023 Preferred Stock, and 0.3 million shares outstanding for our Series 2023-A Preferred Stock.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to pay offering costs in connection with this follow-on public offering and the Private Offerings, as well as make certain payments to our advisor pursuant to the terms of our advisory management agreement.

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Material Cash Requirements

Our expected material cash requirements for the 12 months ended December 31, 2024 and thereafter are comprised of (i) contractually obligated expenditures; (ii) other required expenditures; and (iii) capital expenditures.

Contractually Obligated Expenditures

The following table summarizes our debt payments (excluding extension options), redeemable preferred stock (excluding extension options, deferred financing costs and offering costs), preferred interest liability, interest payment obligations (excluding debt premiums and discounts, unused fees and deferred financing costs), remaining commitments on our preferred equity investments, remaining funding commitments on our mezzanine loans, obligations under non-cancelable operating leases (excluding renewal options), and obligations under our advisory agreement (excluding renewal options) as of December 31, 2023 ($ in thousands):

	Twelve Months Ended December 31, 2024	Thereafter
Debt repayments (1)	$132,550	$1,074,196
Preferred stock redemptions (2)	124,266	86,417
Preferred interest liability (3)	15,300	—
Interest payments (4)	71,237	235,143
Preferred equity investments	1,314	—
Mezzanine loans	21,418	—
Operating leases	133	—
Asset management fee (5)	4,312	—
	$370,530	$1,395,756

(1) Includes mortgages notes, unsecured promissory notes, revolving credit facilities, and construction loans. Of the amounts maturing in 2024, $21.6 million relates to our 2019 6% Unsecured Promissory Notes, which can be extended to December 31, 2025. An additional $41.9 million relates to the construction loan for Cottonwood Broadway, which can be extended to May 15, 2025, subject to the satisfaction of certain conditions, and $48.3 million relates to the construction loan for 805 Riverfront, which can be extended for two one-year periods to May 30, 2026, subject to the satisfaction of certain conditions.

(2) Our Series 2019 Preferred Stock has a current redemption date of December 31, 2024 and can be extended to December 31, 2025. Our Series 2023 Preferred Stock has a current redemption date of June 30, 2027 and can be extended to June 30, 2029. Our Series 2023-A Preferred Stock has a redemption date of December 31, 2027.

(3) A third party has a mandatorily redeemable preferred equity investment in 805 Riverfront. The preferred equity investment has an initial maturity date of May 31, 2024 with two one-year extensions at our option. Refer to Note 3 of the consolidated financial statements in this supplement for additional information.

(4) Interest payments include interest on our mortgage notes and revolving credit facility, construction loans, preferred stock dividends (for mandatorily redeemable preferred stock), preferred interest liability, and unsecured promissory notes. Scheduled interest payments included in these amounts for variable rate loans are presented using rates (including the impact of interest rate swaps) as of December 31, 2023.

(5) Estimate based on the value of the portfolio as of December 31, 2023 with fees through May 7, 2024, the advisory agreement renewal date. In addition, as long as the advisory agreement is in effect, we are obligated to pay an affiliate of the advisor a Performance Participation Allocation should certain return hurdles be met. Refer to Note 10 of the consolidated financial statements in this supplement. For the year ended December 31, 2023, the asset management fee was $17.3 million and the performance participation allocation was zero.

Other Required Expenditures

We incur certain other required expenditures in the ordinary course of business, such as utilities, insurance, real estate taxes, third-party management fees, certain capital expenditures related to the maintenance of our properties, and corporate level expenses. Additionally, we carry comprehensive insurance to protect our properties against various losses. The amount of insurance expense that we incur depends on the assessed value of our properties, prevailing market rates, and changes in risk. Furthermore, we incur real estate taxes in the various jurisdictions in which we operate. The amount of real estate taxes that we incur depends on changes in the assessed value of our properties and changes in tax rates assessed by certain jurisdictions.

In order to continue to qualify as a REIT for federal income tax purposes, we must meet several organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. We intend to continue to satisfy this requirement and maintain our REIT status.

The following table shows distributions paid and cash flow provided by (used in) operating activities during the years ended December 31, 2023 and 2022 ($ in thousands):

	December 31,
	2023	2022
Distributions paid in cash - convertible preferred stockholders	$4	$—
Distributions paid in cash - common stockholders	21,871	17,813	(3)
Distributions paid in cash to noncontrolling interests - limited partners	23,233	22,198
Distributions of DRP (reinvested)	2,353	2,219
Total distributions (1)	$47,461	$42,230

Source of distributions (2)
Paid from cash flows provided by operations	$4,693	$23,031	(3)
Paid from additional borrowings	40,415	7,899	(3)
Paid from offering proceeds	—	9,081	(3)
Offering proceeds from issuance of common stock pursuant to the DRP	2,353	2,219
Total sources	$47,461	$42,230

Net cash (used in) provided by operating activities (2)	$(22,569)	$1,731	(3)

(1) Distributions are paid on a monthly basis. In general, distributions for all record dates of a given month are paid on or about the fifth business day of the following month.
(2) The allocation of total sources is calculated on a quarterly basis. Generally, for purposes of determining the source of our distributions paid, we assume first that we use positive cash flow from operating activities from the relevant or prior quarter to fund distribution payments. As such, amounts reflected above as distributions paid from cash flows provided by operations may be from prior quarters which had positive cash flow from operations.

(3) The cash flows provided by operations used to fund distributions for 2022 have been revised to adjust for the immaterial adjustments to the statement of cash flows for all quarterly periods. Due to the immaterial nature of the adjustments, we have not separately provided adjusted quarterly information. The immaterial adjustments for the year ended December 31, 2022 are described in Note 2 of the consolidated financial statements included in this supplement.

For the year ended December 31, 2023, we declared and paid an insignificant amount of distributions on our Convertible Preferred Stock as the first shares of Convertible Preferred Stock were issued in November 2023. For the year ended December 31, 2023, distributions declared to common stockholders and limited partners were $24.1 million and $23.3 million, respectively. For the year ended December 31, 2023, we paid cash distributions to common stockholders of $21.9 million and limited partners of $23.2 million. For the year ended December 31, 2023, our net loss was $44.9 million. Cash flows used in operating activities for the year ended December 31, 2023 was $22.6 million.

Capital Expenditures

We deployed $50.4 million during the year ended December 31, 2023 for capital expenditures, funded by debt, proceeds from our offerings and sale of assets, joint venture partners, and property operations and have $39.5 million of capital expenditures budgeted for 2024. The consolidated properties in which we deployed the most capital during the year ended December 31, 2023, which were all under development in 2023 or recently completed and in lease-up, are listed separately and the capital expenditures made on all other consolidated properties are aggregated in “All other properties” below ($ in thousands):

	2023		2024
Property Name	Total Capital Deployed	CCI/CROP Funded	Capital Budgeted	CCI/CROP Funded
Cottonwood Broadway	$3,375	$3,375	$550	$550
Cottonwood Highland	18,914	—	680	670
805 Riverfront	6,142	2,129	200	200
The Westerly	12,653	10,205	30,850	27,285
All other properties	9,317	9,144	7,220	7,035
	$50,401	$24,853	$39,500	$35,740

Cash Flows

The net change in our cash and cash equivalents and restricted cash is summarized as follows ($ in thousands):

	For the Year Ended December 31,
	2023	2022
Net cash (used in) provided by operating activities	$(22,569)	$1,731
Net cash provided by (used in) investing activities	41,621	(163,483)
Net cash (used in) provided by financing activities	(23,763)	211,886
Net (decrease) increase in cash and cash equivalents and restricted cash	$(4,711)	$50,134

Net cash flows from operating activities during the year ended December 31, 2023 decreased $24.3 million compared to the same period in 2022 primarily due an increase in interest expense from the rising interest rate environment combined with additional debt and associated costs, increased property operations expense driven by the rising costs of inflation, the impact of the one-time incentive allocation promote of $30.7 million that was realized in the prior year, and reduced net cash flows from the deconsolidation of Cottonwood Lighthouse Point in 2023. These items were offset by $31.4 million less performance participation allocation paid in 2023 compared to 2022, increased net cash flows from the 2022 acquisitions of Cottonwood Clermont and Cottonwood Ridgeview, the consolidation of Melrose Phase II and increased net cash flows from developments in the lease up process.

Cash flows provided by investing activities were $41.6 million during the year ended December 31, 2023. This is due $113.1 million from the sale of Cottonwood One Upland, cash from the sale of interests in Cottonwood Lighthouse Point and the consolidation of 805 Riverfront as well as $18.1 million of capital returned from investments in unconsolidated entities upon refinance. This was offset by $50.4 million in cash used for development projects and capital improvements, $40.9 million funded in preferred equity investments, and $8.8 million funded in mezzanine loans. Cash flows used in investing activities were $163.5 million during the year ended December 31, 2022. This is due to $91.0 million in cash used for development projects and capital improvements, $142.6 million in net cash for the acquisitions of Cottonwood Clermont, Cottonwood Lighthouse Point and Cottonwood Ridgeview, and $9.0 million funded in preferred equity investments. These uses were partially offset by $38.8 million in capital returned from investments in unconsolidated entities upon refinance, $28.8 million from the sale of 3800 Main and tenant in common (“TIC”) interests in Alpha Mill, and $13.0 million received from the repayment of the Integra Peaks mezzanine loan.

Cash flows from financing activities decreased $235.6 million compared to the same period in 2022. This is primarily due to a decrease of $226.5 million in borrowings on our revolving credit facility and mortgage notes, a decrease of $135.1 million in net cash from the issuance of common stock, a $72.8 million increase in redemptions of common stock and a $5.1 million increase in distributions to common stockholders and limited partners. This was offset by a $8.2 million increase in net proceeds on construction loans, a $62.5 million increase in the issuance of preferred stock, and a $140.2 million decrease in preferred stock redemptions.

Critical Accounting Estimates

A critical accounting estimate is one that is both important to our financial condition and results of operations and that involves some degree of uncertainty. The preceding discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements and the notes thereto, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe that our estimates and assumptions are reasonable under the circumstances; however, actual results may differ from these estimates and assumptions.

We believe that the estimates and assumptions summarized below are most important to the portrayal of our financial condition and results of operations because they involve a significant level of estimation uncertainty and they have had, or are reasonably likely to have, a material impact on our financial condition or results of operations. For a discussion of all of our significant accounting policies, refer to Note 2 of the consolidated financial statements in this supplement.

Investments in Real Estate

In accordance with Accounting Standards Codification Topic 805, Business Combinations, we determine whether an acquisition qualifies as a business combination or as an asset acquisition. We account for business combinations by recognizing assets acquired and liabilities assumed at their fair values as of the acquisition date. We account for asset acquisitions by allocating the total cost to the individual assets acquired and liabilities assumed on a relative fair value basis. Acquired assets and liabilities include land, building, furniture, fixtures and equipment, identified intangible assets, and debt.

We may use significant subjective inputs in determining fair values. The methods we use are similar to those used by independent appraisers, and include using replacement cost estimates less depreciation, discounted cash flows, market comparisons, and direct capitalization of net operating income. The fair value of debt is a present value application which discounts the difference between the remaining contractual and market debt service payments at an equity discount rate. The equity discount rate is an estimated levered return and is calculated using the loan to value, unlevered property discount rate, and a market rate.

Subsequent Events

The following events occurred subsequent to December 31, 2023:

Series A Convertible Preferred Stock

On February 7, 2024, we filed Articles of Amendment to provide that the holders of our Series A Convertible preferred stock may convert their shares into our Class I common stock beginning after a two-year hold period, which is earlier than the five-year time period prior to the amendment.

Cottonwood Lighthouse Point Tenant In Common Acquisition

On March 28, 2024, we acquired all of the outstanding tenant-in-common interests in Cottonwood Lighthouse Point from an unaffiliated third party in exchange for 259,246 OP Units, increasing our ownership from 86.8% to 100%.

805 Riverfront
As discussed in Note 3 of the consolidated financial statements in this supplement, on September 8, 2023, the sponsor of the Riverfront Project was removed as the manager and developer due to events of default, whereupon we became the manager and replacement developer with control of the project and consolidated the project. On January 24, 2024, we acquired the Sponsor’s interest in the entity controlling the Riverfront Project for zero dollars.

Sale of Cottonwood West Palm

On February 29, 2024, we sold Cottonwood West Palm for net proceeds of $34.0 million.

Status of the Series 2023 Private Offering
Through March 25, 2024, we sold 674,165 shares of Series 2023 Preferred Stock for aggregate gross offering proceeds of $6.7 million. In connection with the sale of these shares in the Series 2023 Private Offering, the Company paid aggregate selling commissions of $0.4 million and placement fees of $0.2 million. As of March 25, 2024, there were 9,030,889 shares of our Series 2023 Preferred Stock outstanding.

Status of the Series 2023-A Private Offering

Through March 25, 2024, we sold 10,000 shares of Series 2023-A Preferred Stock for aggregate gross offering proceeds of $100,000. In connection with the sale of these shares in the Series 2023-A Private Offering, the Company paid aggregate wholesaler fees of $2,000 and placement fees of $750. As of March 25, 2024, there were 295,000 shares of our Series 2023-A Preferred Stock outstanding.

Status of the Series A Convertible Private Offering

Through March 25, 2024, we sold 1,258,832 shares of Series A Convertible Preferred Stock for aggregate gross offering proceeds of $12.6 million. In connection with the sale of these shares in the Series A Convertible Private Offering, the Company paid aggregate selling commissions of $0.7 million and placement fees of $0.4 million. As of March 25, 2024, there were 1,474,108 shares of our Series A Convertible Preferred Stock outstanding.

Status of the Follow-on Offering

Through March 25, 2024, we sold the following through the follow-on public offering ($ in thousands):

	Class
	T	D	I	A	Total
Shares issued through Primary Offering	141,143	2,497	293,748	—	437,388
Shares issued through DRP Offering	14,575	250	10,605	27,757	53,187
Gross Proceeds	$2,023	$35	$3,923	$—	$5,981

Distributions Declared - Common Stock

The following monthly distributions have record dates after December 31, 2023:

Stockholder Record Date	Monthly Rate	Annually
January 31, 2024	$0.06083333	$0.73
February 29, 2024	$0.06083333	$0.73
March 31, 2024	$0.06083333	$0.73

Grant of LTIP Unit Awards

On January 9, 2024, we issued LTIP Units from the Operating Partnership to our executive officers and certain employees as approved by our compensation committee. The compensation committee approved awards of time-based LTIP Units in an aggregate amount of $1,609,125. Each award will vest approximately one-quarter of the awarded amount on January 1, 2025, 2026, 2027 and 2028.

The compensation committee also approved awards of performance-based LTIP Units to our executive officers and certain of our employees in an aggregate target amount of $2,988,375. The actual amount of each performance-based LTIP Unit award will be determined at the conclusion of a three-year performance period and will depend on the internal rate of return as defined in the award agreement. The earned LTIP Units will become fully vested on the first anniversary of the last day of the performance period, subject to continued employment with the advisor or its affiliates. The number of units granted were valued by reference to our November 30, 2023 NAV per share as announced on December 15, 2023 of $14.4754.

Equity Incentive Plan

On January 9, 2024, we issued an aggregate grant of 34,399 restricted stock units with a four-year vesting schedule. Of this amount, 16,254 were issued pursuant to the Cottonwood Communities, Inc. 2022 Equity Incentive Plan.

Funds from Operations

We believe funds from operations, or FFO, is a beneficial indicator of the performance of an equity REIT and of our company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), gains and losses from change in control, impairment losses on real estate assets, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for our share of unconsolidated partnerships and joint ventures.

We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

We adjust FFO by the items below to arrive at Core FFO. Our management uses Core FFO as a measure of our operating performance. Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We believe these measures are useful to investors because they facilitate an understanding of our operating performance after adjusting for non-cash expenses and other items not indicative of ongoing operating performance.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance.

The following table presents a reconciliation of FFO and Core FFO to net loss attributable to CROP ($ in thousands, except share and per share data):

	Year Ended December 31,
	2023	2022
Net loss attributable to common stockholders	$(23,248)	$(15,649)
Adjustments to arrive at FFO:
Real estate-related depreciation and amortization	55,882	51,265
Depreciation and amortization from unconsolidated real estate entities	8,808	7,768
Gain on sale of real estate assets	(24,075)	—
Gain on consolidation of development	(4,225)	—
Gain on sale of investments in unconsolidated real estate entities	—	(8,129)
Loss allocated to noncontrolling interests - limited partners	(21,355)	(17,594)
Amount attributable to above from noncontrolling interests - partially owned entities	(850)	(888)
Funds from operations attributable to common stockholders and unit holders	(9,063)	16,773
Adjustments:
Amortization of intangible assets	3,159	3,330
Amortization of debt issuance costs	2,405	1,238
Accretion of discount on preferred stock	7,243	5,406
Share based compensation	3,011	3,774
Promote from incentive allocation agreement (tax effected)	(91)	(23,334)
Loss on debt extinguishment	1,037	481
Losses (gains) on derivatives	2,162	(4,048)
Legal costs and settlements, net	1,494	(7)
Other adjustments	558	(916)
Amount attributable to above from noncontrolling interests and unconsolidated entities	1,533	(1,290)
Core funds from operations attributable to common stockholders and unit holders (1)	$13,448	$1,407

FFO per common share and unit - diluted	$(0.14)	$0.28
Core FFO per common share and unit - diluted	$0.20	$0.02
Weighted-average diluted common shares and units outstanding	66,416,610	60,705,718

(1) Core FFO for the year ended December 31, 2022 includes $20,320 of performance participation expense. There was no performance participation expense during the year ended December 31, 2023.

Experts

The consolidated financial statements of Cottonwood Communities, Inc. as of December 31, 2023 and 2022, and for each of the years in the two-year period ended December 31, 2023, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Cottonwood Communities, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cottonwood Communities, Inc. and subsidiaries (the Company) as of December 31, 2023 and December 31, 2022, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the estimated fair value of the Riverfront Project real estate assets

As described in Note 3 to the consolidated financial statements, in September 2023, the Company became the manager and replacement developer with control of CA Residential 801 PE Senior, LLC (Riverfront Project). As a result of the change in control, the Company consolidated the Riverfront Project, which held real estate assets under development with fair value of $103.4 million.

We identified the evaluation of the fair value of the real estate assets associated with the Riverfront Project as a critical audit matter. Subjective auditor judgment and specialized skills and knowledge were required in evaluating the discount rate, terminal capitalization rate, and market rent assumption used in the Company’s discounted cash flow model to determine the fair value of the Riverfront Project real estate assets. Changes in these assumptions could have a significant impact on the determination of the fair value of the Riverfront Project real estate assets.

The following are the primary procedures we performed to address this critical audit matter. We involved valuation professionals with specialized skills and knowledge, who assisted in:

•developing an independent range of applicable discount rates using third-party market data and industry research publications and comparing to the Company’s discount rate

•developing an independent range of terminal capitalization rates by using third-party market data and industry research publications and comparing to the Company’s capitalization rate

•comparing the Company's market rent assumption to available leasing information and industry research publications.

/s/KPMG LLP

We have served as the Company’s auditor since 2016.

Denver, Colorado
March 28, 2024

Cottonwood Communities, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,
	2023	2022
Assets
Real estate assets, net	$1,649,146	$1,697,607
Investments in unconsolidated real estate entities	185,716	133,207
Investments in real estate-related loans, net	8,703	—
Cash and cash equivalents	63,800	63,173
Restricted cash	27,013	32,351
Other assets	29,464	29,299
Total assets	$1,963,842	$1,955,637
Liabilities, Equity, and Noncontrolling Interests
Liabilities
Mortgage notes and revolving credit facility, net	$1,022,452	$1,000,137
Construction loans, net	129,991	95,327
Preferred stock, net	201,621	121,390
Preferred interest liability	15,300	—
Unsecured promissory notes, net	41,883	42,953
Performance participation allocation due to affiliate	—	20,320
Accounts payable, accrued expenses and other liabilities	81,048	65,611
Total liabilities	1,492,295	1,345,738
Commitments and contingencies (Note 12)
Equity and noncontrolling interests
Stockholders’ equity
Series A Convertible Preferred Stock	1,569	—
Common stock, Class T shares, $0.01 par value, 275,000,000 shares authorized; 3,917,218 and 4,815,122 shares issued and outstanding at December 31, 2023 and 2022, respectively.	39	48
Common stock, Class D shares, $0.01 par value, 275,000,000 shares authorized; 202,743 and 64,673 shares issued and outstanding at December 31, 2023 and 2022, respectively.	2	1
Common stock, Class I shares, $0.01 par value, 275,000,000 shares authorized; 4,296,443 and 3,861,049 shares issued and outstanding at December 31, 2023 and 2022, respectively.	43	39
Common stock, Class A shares, $0.01 par value, 125,000,000 shares authorized; 23,231,877 and 26,604,864 shares issued and outstanding at December 31, 2023 and 2022, respectively.	226	266
Additional paid-in capital	373,954	414,140
Accumulated distributions - Series A Convertible Preferred	(14)	—
Accumulated distributions - common stock	(62,114)	(38,049)
Accumulated deficit	(94,761)	(71,513)
Total stockholders’ equity	218,944	304,932
Noncontrolling interests
Limited partners	221,617	272,536
Partially owned entities	30,986	32,431
Total noncontrolling interests	252,603	304,967
Total equity and noncontrolling interests	471,547	609,899
Total liabilities, equity and noncontrolling interests	$1,963,842	$1,955,637

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share data)
	Year Ended December 31,
	2023	2022
Revenues
Rental and other property revenues	$142,833	$123,627
Property management revenues	9,699	11,131
Other revenues	1,873	3,544
Total revenues	154,405	138,302
Operating expenses
Property operations expense	52,765	44,846
Property management expense	17,290	17,839
Asset management fee	17,304	17,786
Performance participation allocation	—	20,320
Depreciation and amortization	59,041	54,595
General and administrative expenses	11,371	11,876
Total operating expenses	157,771	167,262
Loss from operations	(3,366)	(28,960)
Equity in earnings of unconsolidated real estate entities	6,466	12,393
Interest income	1,906	92
Interest expense	(75,468)	(52,310)
Gain on sale of real estate assets	24,075	—
Gain on sale of unconsolidated real estate entities	—	8,129
Gain on consolidation of development	4,225	—
Promote from incentive allocation agreement	119	30,702
Other (expense) income	(2,552)	3,883
Loss before income taxes	(44,595)	(26,071)
Income tax expense	(303)	(7,959)
Net loss	(44,898)	(34,030)
Net loss attributable to noncontrolling interests:
Limited partners	21,355	17,594
Partially owned entities	295	787
Net loss attributable to common stockholders	$(23,248)	$(15,649)

Weighted-average common shares outstanding	34,305,590	29,274,236
Net loss per common share - basic and diluted	$(0.68)	$(0.53)

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.
Consolidated Statements of Stockholders’ Equity
(in thousands)

	Cottonwood Communities, Inc. Stockholders’ Equity											Noncontrolling interests
	Series A Convertible Preferred Stock	Par Value - Common Stock					Additional Paid-In Capital	Accumulated Distributions		Accumulated Deficit	Total Stockholders’ Equity	Limited Partners	Partially Owned Entities	Total Equity and Noncontrolling Interests
		Class T	Class D	Class I	Class A	Class TX		Convertible Preferred	Common Stock
Balance at December 31, 2021	$—	$—	$—	$2	$234	$—	$275,821	$—	$(17,273)	$(55,864)	$202,920	$267,472	$70,277	$540,669
Issuance of common stock	—	48	1	36	—	—	168,392	—	—	—	168,477	—	—	168,477
Offering costs - common stock	—	—	—	—	—	—	(14,376)	—	—	—	(14,376)	—	—	(14,376)
Distribution reinvestment	—	—	—	—	1	—	2,363	—	—	—	2,364	—	—	2,364
Exchanges and transfers	—	—	—	3	—	—	5,816	—	—	—	5,819	(5,819)	—	—
OP Units issued for real estate interests	—	—	—	—	—	—	—	—	—	—	—	2,930	—	2,930
CMOF Merger	—	—	—	—	43	—	39,393	—	—	—	39,436	8,273	(49,178)	(1,469)
Common stock/OP Units repurchased	—	—	—	(2)	(12)	—	(26,883)	—	—	—	(26,897)	(1,482)	—	(28,379)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(209)	16,491	16,282
Other	—	—	—	—	—	—	1,257	—	—	—	1,257	3,670	—	4,927
Distributions to investors	—	—	—	—	—	—	—	—	(20,776)	—	(20,776)	(22,348)	(4,372)	(47,496)
Net loss	—	—	—	—	—	—	—	—	—	(15,649)	(15,649)	(17,594)	(787)	(34,030)
Reallocation of stockholders' equity and noncontrolling interests	—	—	—	—	—	—	(37,643)	—	—	—	(37,643)	37,643	—	—
Balance at December 31, 2022	—	48	1	39	266	—	414,140	—	(38,049)	(71,513)	304,932	272,536	32,431	609,899
Issuance of Series A Convertible Preferred Stock	2,140	—	—	—	—	—	—	—	—	—	2,140	—	—	2,140
Offering Costs - Series A Convertible Preferred Stock	(571)	—	—	—	—	—	—	—	—	—	(571)	—	—	(571)
Issuance of common stock	—	7	1	6	—	—	27,117	—	—	—	27,131	—	—	27,131
Offering costs - common stock	—	—	—	—	—	—	(1,800)	—	—	—	(1,800)	—	—	(1,800)
Distribution reinvestment	—	—	—	—	1	—	2,352	—	—	—	2,353	—	—	2,353
Exchanges and transfers	—	—	—	5	—	—	8,637	—	—	—	8,642	(8,642)	—	—
OP Units issued for real estate interests	—	—	—	—	—	—	—	—	—	—	—	22,939	—	22,939
Common stock/OP Units repurchased	—	(16)	—	(7)	(41)	—	(95,221)	—	—	—	(95,285)	(3,666)	—	(98,951)
Share-based compensation	—	—	—	—	—	—	190	—	—	—	190	2,821	—	3,011
Other	—	—	—	—	—	—	—	—	—	—	—	(1,200)	—	(1,200)
Distributions to investors	—	—	—	—	—	—	—	(14)	(24,065)	—	(24,079)	(23,277)	(1,150)	(48,506)
Net loss	—	—	—	—	—	—	—	—	—	(23,248)	(23,248)	(21,355)	(295)	(44,898)
Reallocation of stockholders' equity and noncontrolling interests	—	—	—	—	—	—	18,539	—	—	—	18,539	(18,539)	—	—
Balance at December 31, 2023	$1,569	$39	$2	$43	$226	$—	$373,954	$(14)	$(62,114)	$(94,761)	$218,944	$221,617	$30,986	$471,547

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(44,898)	$(34,030)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	59,041	54,595
Gain on sale of real estate assets	(24,075)	—
Gain on sale of investments in unconsolidated real estate entities	—	(8,129)
Gain on consolidation of development	(4,225)	—
Share-based compensation	3,011	3,670
Deferred taxes	35	7,622
Amortization of debt issuance costs, discounts and premiums	9,342	6,668
Other operating	3,222	(3,814)
Equity in earnings of unconsolidated real estate entities	(6,466)	(12,393)
Distributions from unconsolidated real estate entities - return on capital	4,122	14,678
Changes in operating assets and liabilities:
Other assets	(6,945)	2,968
Performance participation allocation	—	20,320
Performance participation allocation payment	(20,320)	(51,761)
Accounts payable, accrued expenses and other liabilities	5,587	1,337
Net cash (used in) provided by operating activities	(22,569)	1,731
Cash flows from investing activities:
Acquisitions of real estate	—	(148,262)
Cash acquired on consolidation of real estate	5,807	5,649
Proceeds from sale of real estate assets, net	117,771	—
Settlement of related party notes and liabilities assumed with the CMOF Merger	—	(1,469)
Capital expenditures and development activities	(50,401)	(90,991)
Investments in unconsolidated real estate entities	(40,885)	(8,943)
Proceeds from sale of investments in unconsolidated real estate entities	—	28,764
Distributions from unconsolidated real estate entities - return of capital	18,106	38,769
Contributions to investments in real estate-related loans	(8,777)	—
Proceeds from settlement of investments in real estate-related loans	—	13,000
Net cash provided by (used in) investing activities	41,621	(163,483)

Cottonwood Communities, Inc.
Consolidated Statements of Cash Flows (continued)
(in thousands)

	For the Year Ended December 31,
	2023	2022
Cash flows from financing activities:
Principal payments on mortgage notes	(976)	(1,702)
Borrowings from revolving credit facility	111,000	175,000
Repayments on revolving credit facility	(152,600)	(141,000)
Borrowings under mortgage notes	366,963	473,534
Repayments of mortgage notes	(284,702)	(240,338)
Deferred financing costs on mortgage notes	(4,704)	(5,071)
Borrowings from construction loans	22,066	36,569
Repayments of construction loans	(37,000)	(59,660)
Proceeds from issuance of preferred stock	86,467	15,472
Redemption of preferred stock	(2,587)	(142,830)
Offering costs paid on issuance of preferred stock	(10,378)	(1,899)
Repurchase of unsecured promissory notes	(1,206)	(143)
Proceeds from issuance of Series A Convertible Preferred Stock	2,090	—
Offering costs paid on issuance of Series A Convertible Preferred Stock	(513)	—
Proceeds from issuance of common stock	27,131	168,622
Repurchase of common stock/OP Units	(95,404)	(22,635)
Offering costs paid on issuance of common stock	(3,152)	(9,585)
Contributions from noncontrolling interests	—	11,935
Distributions to convertible preferred stockholders	(4)	—
Distributions to common stockholders	(21,871)	(17,813)
Distributions to noncontrolling interests - limited partners	(23,233)	(22,198)
Distributions to noncontrolling interests - partially owned entities	(1,150)	(4,372)
Net cash (used in) provided by financing activities	(23,763)	211,886
Net (decrease) increase in cash and cash equivalents and restricted cash	(4,711)	50,134
Cash and cash equivalents and restricted cash, beginning of period	95,524	45,390
Cash and cash equivalents and restricted cash, end of period	$90,813	$95,524

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$63,800	$63,173
Restricted cash	27,013	32,351
Total cash and cash equivalents and restricted cash	$90,813	$95,524

Cottonwood Communities, Inc.
Consolidated Statements of Cash Flows (continued)
(in thousands)

	For the Year Ended December 31,
	2023	2022
Supplemental disclosure of cash flow information:
Cash paid for interest	$67,357	$45,183
Income taxes paid	$582	$1,314

Supplemental disclosure of non-cash investing and financing activities:
(Decrease) increase in accrued deferred offering costs	$(1,387)	$4,791
Distributions reinvested in common stock	$2,353	$2,219
Changes in accrued capital expenditures	$(6,773)	$(4,141)
Paid-in-kind interest related to construction	$4,293	$1,762
Changes in accrued redemptions	$3,497	$6,162
Melrose Phase II Acquisition
Real estate assets, net of cash acquired	$39,582	$—
Mortgage note	$31,387	$—
Other assets and liabilities assumed, net	$(280)	$—
Value of OP Units issued for real estate assets	$3,110	$—
805 Riverfront Consolidation
Real estate assets, net of cash acquired	$99,153	$—
Construction loan	$45,306	$—
Preferred interest liability	$15,300	$—
Other assets and liabilities assumed, net	$(14,907)	$—
Alpha Mill acquisition of additional interests
Value of OP Units issued for additional investment in unconsolidated real estate entity	$19,829	$—
CMOF Merger
CMOF related party notes assumed	$—	$1,327
Net other liabilities assumed	$—	$142
Cottonwood Ridgeview Acquisition
Real estate assets, net of cash acquired	$—	$68,167
Mortgage note	$—	$63,795
Other assets and liabilities assumed, net	$—	$642
Value of OP Units issued for real estate assets	$—	$2,930
Cottonwood Clermont Acquisition
Assumption of mortgage note	$—	$35,521

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.
Notes to Consolidated Financial Statements
1.    Organization and Business

Cottonwood Communities, Inc. (the “Company,” “we,” “us,” or “our”) invests in a diverse portfolio of multifamily apartment communities and multifamily real estate-related assets throughout the United States. We are externally managed by our advisor, CC Advisors III, LLC (“CC Advisors III”), a wholly owned subsidiary of our sponsor, Cottonwood Communities Advisors, LLC (“CCA”). We were incorporated in Maryland in 2016. We own all of our assets through our operating partnership, Cottonwood Residential O.P., LP (“CROP” or the “Operating Partnership”), and its subsidiaries. We are the sole member of the sole general partner of the Operating Partnership and own general partner interests in the Operating Partnership alongside third party limited partners.

Cottonwood Communities, Inc. is a non-listed, perpetual-life, net asset value (“NAV”), real estate investment trust (“REIT”). We qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

We conducted our initial public offering of common stock (the “Initial Offering”) from August 13, 2018 to December 22, 2020, for which we raised gross proceeds of $122.0 million. The Initial Offering ended December 2020. In November 2021, we registered with the SEC an offering of up to $1.0 billion of shares of common stock (the “Follow-on Offering”), consisting of up to $900.0 million in shares of common stock offered in a primary offering (the “Primary Offering”) and $100.0 million in shares under our distribution reinvestment plan (the “DRP Offering”). As of December 31, 2023, we have raised gross proceeds of $203.0 million from the Follow-on Offering, including $4.7 million in proceeds from the DRP Offering.

Since November 2019, we have periodically conducted private placement offerings exempt from registration under the Securities Act pursuant to which we have offered for sale to accredited investors preferred stock at a purchase price of $10.00 per share of preferred stock (the “Private Offerings”). As of December 31, 2023, we have raised gross proceeds of $215.5 million from the Private Offerings. Additional information about our preferred stock is included in Note 7 for preferred stock accounted for as liabilities and Note 8 for preferred stock accounted for as equity.

We own and operate a diverse portfolio of investments in multifamily apartment communities located in targeted markets throughout the United States. As of December 31, 2023, our portfolio consists of ownership interests or structured investment interests in 37 multifamily apartment communities in 12 states with 10,616 units, including 1,868 units in six multifamily apartment communities in which we have a structured investment interest and another 987 units in four multifamily apartment communities under construction or in lease-up. In addition, we have an ownership interest in four land sites we plan to develop. We operate as one reportable segment comprised of multifamily real estate.

Cottonwood Multifamily Opportunity Fund, Inc. Merger

On July 8, 2022, we entered into an agreement and plan of merger with Cottonwood Multifamily Opportunity Fund, Inc. (“CMOF”) and its operating partnership (the “CMOF OP”) to merge CMOF with and into our wholly owned subsidiary and the CMOF OP with and into CROP through the exchange of stock-for-stock and units-for-units (the “CMOF Merger”). The CMOF Merger closed on September 27, 2022.

CMOF stockholders received 0.8669 shares of our Class A common stock in exchange for each share of their CMOF common stock. We issued 4,335,367 shares of Class A common stock in connection with the CMOF Merger, at an aggregate value of $89.7 million on the close date.

In connection with the merger of the CMOF OP with and into CROP, the CMOF OP partnership units outstanding held by third parties were converted into CROP common units at the same ratio as the common stock.

CROP was a joint venture partner with CMOF in all three of CMOF’s investments: Park Avenue (a development project), Cottonwood Broadway (a development project) and Block C (a joint venture owning land held for development in two projects called The Westerly and Millcreek North). Following the CMOF Merger, we acquired CMOF’s interest in the joint ventures, increasing our percentage ownership interest as follows: Park Avenue, 100.0%, Cottonwood Broadway, 100.0% and Block C, 79.0%. The three joint venture development projects we acquired additional interests in as a result of the CMOF Merger were already consolidated by us. Refer to Note 3 and Note 10 for more information on Block C.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and subsidiaries under its control. The Operating Partnership and its subsidiaries are consolidated as they are controlled by CCI. All intercompany balances and transactions have been eliminated in consolidation.
Some of our partially owned and unconsolidated properties are owned through a tenant in common (“TIC interest”) structure. TIC interests constitute separate and undivided interests in real property. TIC interests in properties for which we exercise significant influence are accounted for using the equity method of accounting until we have acquired a 100% interest in the property.
Number of units and certain other measures used to describe real estate assets included in the notes to the consolidated financial statements are presented on an unaudited basis.
Certain amounts in the prior year consolidated financial statements and notes to the consolidated financial statements have been reclassified to conform to the current year presentation. Such reclassifications did not impact previously reported net loss or accumulated deficit or change net cash provided by or used in operating, investing or financing activities.
Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Variable Interest Entities

We invest in entities that qualify as variable interest entities (“VIEs”). All VIEs for which we are the primary beneficiary are consolidated. VIEs for which we are not the primary beneficiary are accounted for under the equity method. A VIE is a legal entity in which the equity investors at risk lack sufficient equity to finance the entity’s activities without additional subordinated financial support or, as a group, the equity investors at risk lack the power to direct the entity’s activities and the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual returns. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property.

CROP is a VIE as the limited partners lack substantive kick-out rights and substantive participating rights. We are the primary beneficiary of CROP as we have the power to direct the activities that most significantly impact economic performance and the rights to receive economic benefits. Substantially all of our assets and liabilities are held in CROP.

In cases where we become the primary beneficiary of a VIE, we recognize a gain or loss for the difference between the sum of (1) the fair value of any consideration paid, the fair value of the noncontrolling interest, and the reported amount of our equity method investment and (2) the net fair value of identifiable assets and liabilities of the VIE.

Investments in Real Estate

In accordance with Accounting Standards Codification Topic 805, Business Combinations, we determine whether an acquisition qualifies as a business combination or as an asset acquisition.

We account for business combinations by recognizing assets acquired and liabilities assumed at their fair values as of the acquisition date and expensing transaction costs. Differences between the transaction price and the fair value of identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, are accounted for as goodwill, or conversely, as a gain on bargain purchase. Transaction costs are included within general and administrative expenses on our consolidated statements of operations as incurred.

We account for asset acquisitions by allocating the total cost to the individual assets acquired and liabilities assumed on a relative fair value basis. Real estate assets and liabilities include land, building, furniture, fixtures and equipment, other personal property, in-place lease intangibles and debt. Asset acquisition accounting is also used when we acquire a controlling interest through the acquisition of additional interests in partially owned real estate.

Fair values are determined using methods similar to those used by independent appraisers, and include using replacement cost estimates less depreciation, discounted cash flows, market comparisons, and direct capitalization of net operating income. The fair value of debt assumed is determined using a discounted cash flow analysis based on remaining loan terms and principal. Discount rates are based on management’s estimates of current market interest rates for instruments with similar characteristics, and consider remaining loan term and loan-to-value ratio. The fair value of debt is a present value application which discounts the difference between the remaining contractual and market debt service payments at an equity discount rate. The equity discount rate is an estimated levered return and is calculated using the LTV, unlevered property discount rate, and a market rate.

Real Estate Assets, Net

We state real estate assets at cost, less accumulated depreciation and amortization. We capitalize costs related to the development, construction, improvement, and significant renovation of properties, which include capital replacements such as scheduled carpet replacement, new roofs, HVAC units, plumbing, concrete, masonry and other paving, pools and various exterior building improvements. We also capitalize salary costs directly attributable to significant renovation work.

We compute depreciation on a straight-line basis over the estimated useful lives of the related assets. Intangible lease assets are amortized to depreciation and amortization over the remaining lease term. The useful lives of our real estate assets are as follows (in years):

Land improvements	5 - 15
Buildings	30
Building improvements	5 - 15
Furniture, fixtures and equipment	5 - 15
Intangible lease assets	Over lease term

We expense ordinary maintenance and repairs to operations as incurred. We capitalize significant renovations and improvements that improve and/or extend the useful life of an asset and amortize over their estimated useful life, generally five to 15 years.

Impairment of Long-Lived Assets

Long-lived assets include real estate assets, acquired intangible assets, and investments in real estate-related loans. Intangible assets are amortized on a straight-line basis over their estimated useful lives. On an annual basis, we assess potential impairment indicators of long-lived assets. We also review for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Indicators that may cause an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results and significant market or economic trends. When we determine the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, we determine recoverability by comparing the carrying amount of the asset to the net future undiscounted cash flows the asset is expected to generate. We recognize, if appropriate, an impairment equal to the amount by which the carrying amount exceeds the fair value of the asset. No impairment losses were recognized for the years ended December 31, 2023 and 2022 related to our long-lived assets.

Investments in Unconsolidated Real Estate Entities

Real estate investments where we have significant noncontrolling influence and VIEs where we are not the primary beneficiary are accounted for under the equity method.

Equity method investments in unconsolidated real estate entities are recorded at cost, adjusted for our share of net earnings or losses each period, and reduced by distributions. Equity in earnings or losses is generally recognized based on our ownership interest in the earnings or losses of the unconsolidated real estate entities. We follow the “look through” approach for classification of distributions from unconsolidated real estate entities in the consolidated statements of cash flows. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

We assess potential impairment of investments in unconsolidated real estate entities whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. No impairment losses were recognized for the years ended December 31, 2023 and 2022 related to our investments in unconsolidated real estate entities.

Cash and Cash Equivalents

We consider all cash on deposit, money market funds and short-term investments with original maturities of three months or less to be cash and cash equivalents. We maintain cash in demand deposit accounts at several major commercial banks where balances in individual accounts at times exceeds FDIC insured amounts. To reduce the risk associated with the failure of such financial institutions, we periodically evaluate the credit quality of the financial institutions in which we hold deposits. We have not experienced any losses in such accounts.

Restricted Cash

Restricted cash includes a construction bond, residents’ security deposits, cash in escrow for self-insurance retention, cash in escrow for acquisitions, escrow deposits held by title companies or by lenders for property taxes, insurance, debt service and replacement reserves, and utility deposits.

Other Assets

Other assets consist primarily of intangible assets acquired in connection with the merger with Cottonwood Residential II, Inc. in May 2021, as well as receivables, interest rate caps, prepaid expenses and related party receivables.

Unsecured Promissory Notes

The 2017 6% Notes and the 2019 6% Notes are unsecured notes issued to investors outside of the United States. These unsecured promissory notes are described in Note 5. These instruments are similar in nature, have fixed interest rates and maturity dates, and are denominated in U.S. dollars.
Preferred Stock

Series 2019 Preferred Stock, Series 2023 Preferred Stock and Series 2023-A Preferred Stock are described in Note 7. These instruments are similar in nature and are classified as liabilities on the consolidated balance sheet due to the mandatory redemption of these instruments on a fixed date for a fixed amount. Preferred stock distributions for these series of preferred stock are recorded as interest expense.

Series A Convertible Preferred Stock is described in Note 8. These instruments are perpetual preferred stock and classified as equity. The Series A Convertible Preferred Stock is convertible into Class I shares of the Company’s common stock at the option of the shareholder and by the Company, subject to certain terms and conditions, including hold periods. Dividends on this series of preferred stock are recorded as distributions to the preferred stockholder.

Debt Financing Costs

Debt financing costs are presented as a direct deduction from the carrying amount of the associated debt liability, which includes mortgage notes, unsecured promissory notes, our revolving credit facility and mandatorily redeemable preferred stock. Debt financing costs are amortized over the life of the related liability through interest expense.

Revenue Recognition

We lease our multifamily residential units with rents generally due on a monthly basis. Terms are generally one year or less, renewable upon consent of both parties on an annual or monthly basis. Rental and other property revenues is recognized in accordance with Accounting Standards Codification (“ASC”) No. 842, Leases (“Topic 842”). Rental and other property revenues consist of rents and other fees charged to tenants and represent 93% of our total revenue for the year ended December 31, 2023.

Our non-lease related revenue consists of income earned from our property management, development, asset management and interest income from our investments in real estate-related loans. Property management and development revenue is derived primarily from our property management services, development and construction work, and internet services. Other revenues consists of interest revenue from our investments in real estate-related loans and asset management revenue from CMOF prior to the closing of the CMOF Merger in September 2022.

Non-lease revenues are recognized in accordance with Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”), as subsequently amended. The guidance requires that revenue (outside of the scope of Topic 842) is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

Performance Participation Allocation

Under the terms of our operating partnership agreement, the Special Limited Partner, an affiliate of our advisor, is entitled to an allocation of CROP’s total return to its capital account. The receipt of the performance participation allocation is subject to the ongoing effectiveness of our advisory agreement and the achievement of certain hurdles. As the performance participation allocation is associated with the performance of a service by the advisor, it is expensed in our consolidated statements of operations. Refer to Note 10.

Income Taxes

We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, beginning with the year ending December 31, 2019. The Company, as a REIT, is not subject to federal income tax with respect to that portion of its income that meets certain criteria and is distributed annually to stockholders. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s taxable income, excluding net capital gains, to stockholders. We have adhered to, and intend to continue to adhere to, these requirements to maintain REIT status.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants relief under certain statutory provisions. As a qualified REIT, we are still subject to certain state and local taxes and may be subject to federal income and excise taxes on undistributed taxable income. In addition, taxable income from activities managed through our taxable REIT subsidiary (“TRS”) are subject to federal, state and local income taxes. Provision for such taxes has been included in income tax expense on our consolidated statements of operations.

CROP is generally not subject to federal and state income taxes. OP Unit holders, including CCI, are subject to tax on their respective allocable shares of CROP’s taxable income. However, there are certain states that require an entity level tax on CROP.

We determine deferred tax assets and liabilities applicable to the TRS based on differences between financial reporting and tax bases of existing assets and liabilities. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is more likely than not that future taxable profits will be available against which they can be utilized. We recognize interest and penalties relating to uncertain tax positions in income tax expense when incurred.

For the year ended December 31, 2023, we had an income tax provision of $0.3 million, of which all but an insignificant amount was current. For the year ended December 31, 2022, we had an income tax provision of $8.0 million, of which $0.4 million was current and $7.6 million was deferred. As of December 31, 2023 and 2022, our net deferred tax liability was $9.8 million and $9.7 million, respectively, and is included in accounts payable, accrued expenses and other liabilities on the consolidated balance sheet.

In 2022 we had $37.7 million of net Section 1231 gains allocated to our TRS, primarily from a promote received from an incentive allocation agreement. We recorded deferred tax liabilities of $9.2 million related to these gains in 2022. They are deferred as these Section 1231 gains have been contributed to a Qualified Opportunity Zone fund, which provides tax benefits for development programs located in designated areas. We expect that these deferred tax liabilities will be realized in 2026. Refer to Note 9.

Noncontrolling Interests

The portion of ownership interests in consolidated entities not held by CCI are reported as noncontrolling interests. Equity and net income (loss) attributable to CCI and to noncontrolling interests are presented separately on the consolidated financial statements. Changes in noncontrolling ownership interests, are accounted for as equity transactions.
Noncontrolling interest – limited partners – These noncontrolling interests represent ownership interest in CROP (“CROP Units”) not held by CCI, the sole member of the general partner. Net income or loss is allocated to these limited partners of CROP based on their ownership percentage. Issuance of additional common stock by CCI or CROP Units to limited partners changes the ownership interests of both CCI and the limited partners of CROP.
Consistent with the one-for-one relationship between the CROP Units issued to CCI, limited partners are attributed a share of net income or loss in CROP based on their weighted-average ownership interest in CROP during the period.
Noncontrolling interest – partially owned entities – These noncontrolling interests represent ownership interests that are not held by us in consolidated entities. Net income (loss) is allocated to noncontrolling interests in partially owned entities based on ownership percentage in those entities.
Refer to Note 11 for more information on our noncontrolling interests.

Organization and Offering Costs

Organization and offering costs in the Series A Convertible Preferred Offering and Follow-on Offering are recorded as an offset to equity. As of December 31, 2023, we incurred $0.6 million and $17.9 million in total organization and offering costs related to the Series A Convertible Preferred Offering and Follow-on Offering, respectively.

Organization and offering costs in the Series 2019 Private Offering, the Series 2023 Private Offering and the Series 2023-A Private Offering are deferred and amortized up to the redemption date through interest expense. We incurred $13.2 million in total organization and offering costs related to the offering of the Series 2019 Preferred Stock, which was fully subscribed and terminated in March 2022. As of December 31, 2023 we incurred $10.4 million and $0.3 million in total organization and offering costs related to the offerings of the Series 2023 Preferred Stock and the Series 2023-A Preferred Stock, respectively.

Recent Accounting Pronouncements

In August 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-05 "Business Combinations — Joint Venture Formations (Subtopic 805-60)" under which an entity that qualifies as a joint venture is required to apply a new basis of accounting upon the formation of the joint venture. The amendments in ASU 2023-05 require that a joint venture must initially measure its assets and liabilities at fair value on the formation date. ASU 2023-05 is effective for all joint ventures that are formed on or after January 1, 2025 and early adoption is permitted. We do not expect the adoption to have a material impact on our consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances disclosure requirements to segment reporting. ASU No. 2023-07 requires disclosure of incremental segment information on an annual and interim basis and includes the following changes: (i) single segment entities must follow segment guidance, (ii) the title and position of the chief operating decision maker must be named and (iii) the ability to elect more than one performance measure is provided. ASU No. 2023-07 does not change how operating segments are identified, aggregated, or determined. ASU No. 2023-07 is effective beginning in annual periods after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and retrospective adoption is required for all prior periods presented. We do not expect the adoption to have a material impact on our consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which intends to improve the transparency of income tax disclosures. ASU No. 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. We are currently assessing the impact of this guidance, however, we do not expect the adoption to have a material impact on our consolidated financial statements.

Immaterial Correction to Consolidated Financial Statements

During the year ended December 31, 2023, we identified certain misstatements in our statement of cash flows for year ended December 31, 2022, mostly related to non-cash transactions and one correction of improper netting between borrowings and repayments for one financing transaction. Management has considered the errors and concluded they are not material. The following shows the line items as reported and as corrected for the year ended December 31, 2022 (in thousands) along with a description of each immaterial misstatement:

		Adjustments
	As Previously Reported	Inter Activity Items (1)	Accrued Capital Expenditures (2)	Capitalized Interest (3)	Accrued Redemptions (4)	As Corrected
Cash flows from operating activities:
Adjustments to reconcile net loss to net cash provided by operating activities
Other operating (5)	$7,104	$(4,250)	$—	$—	$—	$2,854
Changes in operating assets and liabilities
Other assets	$(727)	$3,695	$—	$—	$—	$2,968
Accounts payable and accrued liabilities	$2,819	$555	$4,141	$(16)	$(6,162)	$1,337
Net cash provided by operating activities	$3,768	$—	$4,141	$(16)	$(6,162)	$1,731

Cash flows from investing activities:
Capital expenditures and development activities	$(88,628)	$—	$(4,141)	$1,778	$—	$(90,991)
Net cash used in investing activities	$(161,120)	$—	$(4,141)	$1,778	$—	$(163,483)

Cash flows from investing activities:
Borrowings under mortgage notes and term loans	$464,373	$9,161	$—	$—	$—	$473,534
Repayments of mortgage notes and term loans	$(231,177)	$(9,161)	$—	$—	$—	$(240,338)
Borrowings under construction loans	$38,331	$—	$—	$(1,762)	$—	$36,569
Repurchase of unsecured promissory notes	$(561)	$—	$—	$—	$418	$(143)
Proceeds from issuance of common stock	$170,841	$(2,219)	$—	$—	$—	$168,622
Repurchase of common stock/OP Units	$(28,379)	$—	$—	$—	$5,744	$(22,635)
Distributions to common stockholders	$(20,032)	$2,219	$—	$—	$—	$(17,813)
Net cash provided by financing activities	$207,486	$—	$—	$(1,762)	$6,162	$211,886

Supplemental disclosure of non-cash investing and financing activities:
Distributions reinvested in common stock	$—	$2,219	$—	$—	$—	$2,219
Changes in accrued capital expenditures	$—	$—	$(4,141)	$—	$—	$(4,141)
Capitalized interest related to construction	$—	$—	$—	$1,762	$—	$1,762
Changes in accrued redemptions	$—	$—	$—	$—	$6,162	$6,162

(1) These items do not impact total cash flows from operating, investing and financing activities. They include separating the fair value of derivatives from other assets, separating the amortization of below market leases from other assets, correcting the improper netting between borrowings and repayments for one financing transaction, and reducing cash from issuance of common stock and distributions to common stockholders for distributions from our distribution reinvestment plan.

(2) Noncash accruals for capitalized development costs were not properly excluded from cash outflows for capital expenditures and development activities within investing activities and also was not properly excluded from changes in accounts payable and accrued liabilities.

(3) Noncash accrued capitalized interest on development projects was not properly excluded from cash outflows for capital expenditures and development activities in investing activities and borrowings from construction loans in financing activities.

(4) Noncash accruals for redemptions were not properly excluded from cash outflows paid for redemptions within financing activities and also were not properly excluded from changes in accounts payable and accrued liabilities.

(5) The amount in the table above for other operating within operating cash flows includes $6.7 million related to the amortization of debt issuance costs, discounts and premiums, which has been separated to its own line for the current year presentation.

3.    Real Estate Assets, Net

The following table summarizes the carrying amounts of our consolidated real estate assets ($ in thousands):

	December 31, 2023	December 31, 2022
Land	$257,553	$267,876
Building and improvements	1,429,689	1,348,019
Furniture, fixtures and equipment	63,015	54,067
Intangible assets	37,158	40,692
Construction in progress (1)	17,995	106,223
	1,805,410	1,816,877
Less: Accumulated depreciation and amortization	(156,264)	(119,270)
Real estate assets, net	$1,649,146	$1,697,607

(1) Includes construction in progress for our development projects and capitalized costs for improvements not yet placed in service at our stabilized properties.
Cottonwood Lighthouse Point Transaction

On February 14, 2023, we sold tenant-in-common interests in Cottonwood Lighthouse Point to certain unaffiliated third parties for net proceeds of $7.2 million, reducing our ownership from 100% to 86.8%. As a result of this transaction, Cottonwood Lighthouse Point was deconsolidated on February 14, 2023 and our remaining ownership in Lighthouse Point is recorded as an investment in unconsolidated real estate. Refer to Note 4. We recorded a gain on sale of $1.0 million related to this transaction.

Sale of Cottonwood One Upland

On December 15, 2023, we sold Cottonwood One Upland for net proceeds of $38.8 million. We recorded a net gain on sale of $23.0 million.

805 Riverfront Consolidation

We have a preferred equity investment in 805 Riverfront, a multifamily development project located in West Sacramento, CA (the “Riverfront Project”). On September 8, 2023, the sponsor of the Riverfront Project was removed as the manager and developer due to events of default, whereupon we became the manager and replacement developer with control of the project. Prior to this event, our preferred equity investment was accounted for as an equity method investment.

The entity controlling the Riverfront Project is a variable interest entity (“VIE”). When we consolidate a VIE that is not a business, a gain or loss is recognized for the difference between the sum of (1) the fair value of any consideration paid, the fair value of the noncontrolling interest, and the reported amount of our previous interest and (2) the net fair value of identifiable assets and liabilities of the VIE. For 805 Riverfront, no consideration was paid and the fair value of the noncontrolling interest on the date of consolidation was zero. We recorded a gain of $4.2 million as follows (in thousands):

Description	Amounts
Reported amount of previous interest
Equity method investment (1)	$28,679

Fair value of assets and liabilities
Real estate assets	$103,378
Restricted cash	5,039
Other assets	400
Accounts payable, accrued expenses and other liabilities	(15,307)
Preferred interest (2)	(15,300)
Construction loans, net	(45,306)
Total net fair value of identifiable assets and liabilities of the VIE	32,904
Gain on consolidation	$4,225

(1) We provided an additional investor capital contribution of $6.0 million for the Riverfront Project with the change of control.
(2) A third party has a preferred equity investment in the Riverfront Project that is mandatorily redeemable. This investment accrues interest at 11.5% (subject to a minimum multiple of 1.35x), and has an initial maturity date of May 31, 2024 with two one-year extension at our option. It is labeled “preferred interest liability” on the consolidated balance sheet.

Asset Acquisitions

The following table summarizes the purchase price allocation of the real estate assets acquired during the year ended December 31, 2023 (in thousands):

			Allocated Amounts
Property	Location	Date Consolidated	Building	Land	Land Improvements	Personal Property	Lease Intangibles	Debt Fair Value Adjustment	Total
Melrose Phase II	Nashville, TN	8/2/23	$32,115	$5,156	$248	$1,021	$1,043	$1,013	$40,596

Melrose Phase II was consolidated in August 2023 when we issued 175,077 operating partnership units in CROP (“OP Units”) to acquire the remaining 20.2% tenant-in-common interests in the property. The value of the OP Units was $3.1 million. Melrose Phase II was previously accounted for as an equity method investment.

The following table summarizes the purchase price allocation of the real estate assets acquired or consolidated during the year ended December 31, 2022 (in thousands):

			Allocated Amounts
Property	Location	Date Consolidated	Building	Land	Land Improvements	Personal Property	Lease Intangibles	Debt Fair Value Adjustment	Total
Cottonwood Lighthouse Point	Pompano Beach, FL	6/22/22	$76,322	$13,647	$1,843	$2,011	$1,783	$—	$95,606
Cottonwood Ridgeview	Plano, TX	9/19/22	54,337	9,275	2,548	835	1,603	1,504	70,102
Cottonwood Clermont	Clermont, FL	9/21/22	67,400	5,705	5,744	1,817	1,792	3,428	85,886
			$198,059	$28,627	$10,135	$4,663	$5,178	$4,932	$251,594

The acquisition of Cottonwood Lighthouse Point in June 2022 was funded with debt of $48.0 million and available cash. See also the “Cottonwood Lighthouse Point Transaction” discussion above and Note 4 for further information.

Cottonwood Ridgeview was consolidated when we issued 141,543 OP Units to acquire the remaining 9.5% tenant-in-common interests in the property in September 2022. The value of the OP Units was $2.9 million on the close date based on the net asset value of OP Units as of August 31, 2022. Cottonwood Ridgeview was previously accounted for as an equity method investment.

The acquisition of Cottonwood Clermont in September 2022 was funded through an assumed loan of $35.5 million and available cash, including Section 1031 exchange proceeds from the sale of 3800 Main in June 2022 (3800 Main was previously an equity method investment prior to its sale).

In asset acquisitions, assets and liabilities are recorded at relative fair value. The weighted-average amortization period for the intangible lease assets acquired in connection with these acquisitions is 0.5 years.

Galleria Land Purchase

On September 20, 2022, we acquired 26 acres of land for future development in Murray, Utah for $28.5 million.
Block C

On June 28, 2022, Block C, an early-stage development joint venture with CMOF, was recapitalized. Block C originally owned land for the development of two projects called The Westerly and Millcreek North. Entities affiliated with us and our advisor contributed capital to the joint venture and were admitted as members. We contributed additional funds to obtain a controlling interest in June 2022 and consolidated the joint venture, which had previously been recorded as an equity method investment. In September 2022, we acquired CMOF’s interest in Block C as a result of the CMOF Merger. In April 2023, we merged another consolidated development project called The Archer into Block C. Interests in Block C not held by us are recorded as noncontrolling interest. Refer to Note 1 and Note 10 for further information on Block C.

CMOF Merger

The acquisition of an additional ownership interest of a consolidated entity is accounted for as an equity transaction. We acquired additional interests in three development projects with the CMOF Merger in September 2022. These projects were already consolidated by us. Accordingly, noncontrolling interest was reduced by the carrying amount attributable to CMOF’s ownership in the three development projects and the difference between the carrying amount of the noncontrolling interest and the consideration paid was recorded as an adjustment to our equity through additional paid-in capital as follows (in thousands, except share and per share data):

2022 Consideration	CMOF Merger
Common stock issued and outstanding	5,001,000
Exchange ratio	0.8669
CCI common stock issued as consideration	4,335,367
Per share value of CCI Common Stock	$20.7007
Fair value of CCI Common Stock issued	$89,745
Fair value of OP Units issued	8,273
Settlement of CMOF related party notes and interest	1,327
Settlement of net other liabilities of CMOF	142
Total consideration	$99,487

2022 Change in equity	CMOF Merger
Carrying amount of noncontrolling interest	$49,178
Total consideration	99,487
Additional paid in capital adjustment	$(50,309)

Fair value of CCI Common Stock issued	$89,745
Additional paid in capital adjustment	(50,309)
Total change in equity	$39,436

4. Investments in Unconsolidated Real Estate Entities

Our investments in unconsolidated real estate entities consist of ownership interests in stabilized properties and preferred equity investments as follows as of December 31, 2023 and 2022 (in thousands):

			Balance at December 31,
Property / Development	Location	% Owned	2023	2022
Stabilized Properties
Alpha Mill (1) (2)	Charlotte, NC	73.7% (2)	29,522	10,470
Cottonwood Bayview (1)	St. Petersburg, FL	71.0%	11,817	30,792
Cottonwood Lighthouse Point (1) (3)	Pompano Beach, FL	86.8% (3)	38,852	—
Fox Point (1)	Salt Lake City, UT	52.8%	13,533	14,794
Toscana at Valley Ridge (1)	Lewisville, TX	58.6%	6,713	9,382
Melrose Phase II (1) (4)	Nashville, TN	100.0% (4)	—	6,185
Preferred Equity Investments
Lector85	Ybor City, FL		11,387	10,006
Astoria West (formerly Vernon)	Queens, NY		23,406	20,567
805 Riverfront (5)	West Sacramento, CA	(5)	—	20,259
417 Callowhill	Philadelphia, PA		38,028	9,949
Infield	Kissimmee, FL		11,942	—
Other			516	803
Total			$185,716	$133,207

(1) We account for our tenant in common interests in these properties as equity method investments. Refer to Note 2.
(2) On March 31, 2023, we issued 1,063,293 OP Units for an additional 45.4% tenant-in-common interests in Alpha Mill, increasing our ownership to 73.7%. The value of the OP Units on the close date was $19.8 million based on the net asset value of OP Units as of February 28, 2023. All of the tenant-in-common interests were purchased at the same price. One of the sellers was a related party.

(3) On February 14, 2023, we sold 13.2% of our ownership interest in Cottonwood Lighthouse Point for net proceeds of $7.2 million and we recorded a gain on sale of $1.0 million related to the transaction, which reduced our remaining ownership in Cottonwood Lighthouse Point to 86.8%. As a result of this transaction, Cottonwood Lighthouse Point was deconsolidated and is recorded as an investment in unconsolidated real estate from February 14, 2023.

(4) On August 2, 2023, we issued 175,077 OP Units to acquire the remaining 20.2% tenant-in-common interests in Melrose Phase II, bringing our ownership to 100% and resulting in the consolidation of the property from that date onward. The value of the OP Units issued was $3.1 million.

(5) 805 Riverfront was consolidated due to a change in control as described in Note 3. On the date of consolidation our equity method investment was $22.6 million.
Equity in losses for our stabilized properties for the year ended December 31, 2023 was $5.4 million. Equity in earnings for our stabilized assets for the year ended December 31, 2022 was $3.6 million. During February 2023, we received $16.9 million and $1.2 million in distributions as a return of capital from debt refinances at Cottonwood Bayview and Toscana at Valley Ridge, respectively.

The following is a summary of certain balance sheet and operating data for our stabilized properties ($ in thousands):

Operating data:	2023 - For the Period Held as Equity Method Investments	2022 - For the Period Held as Equity Method Investments
Total revenues	$32,373	$35,514
Total operating expenses	13,532	14,258
Total other expenses	(26,086)	(18,871)
Net income (loss)	(7,245)	2,385

Balance sheet data:	December 31, 2023	December 31, 2022
Real estate assets	$362,157	$309,404
Cash and cash equivalents	3,581	4,270
Total assets	374,392	319,734
Mortgage notes, net	235,343	193,939
Total liabilities	240,185	197,365

The increase in other expenses is primarily due to higher mortgage interest, depreciation expense, and the change in the fair market value of derivatives.

Our preferred equity investments are development projects with liquidation rights and priorities that are different from ownership percentages. As such, equity in earnings is determined using the hypothetical liquidation book value (“HLBV”) method. Income or loss is recorded based on changes in what would be received should the entity liquidate all of its assets (as valued in accordance with GAAP) and distribute the resulting proceeds based on the terms of the respective agreements. The HLBV method is a balance sheet focused approach commonly applied to equity investments where cash distribution percentages vary at different points in time and are not directly linked to an equity holder’s ownership percentage. Equity in earnings for our preferred equity investments for the years ended December 31, 2023 and 2022 were $11.9 million and $8.8 million, respectively.

On November 3, 2023, we entered into an agreement to provide a junior preferred equity investment for an amount of $11.4 million (the “Infield Investment”) and we fully funded the investment on the same day. The Infield Investment accrues a preferred return of 16.75% per annum, compounded monthly. The borrower intends to use the proceeds from the Infield Investment to fund cost overruns in order to complete the development of the Infield Apartments, a 384-unit multifamily project located in Kissimmee, Florida, a suburb of Orlando. During the year ended December 31, 2023, we funded $23.4 million towards the 417 Callowhill preferred equity investment. As of December 31, 2023 we have funded $32.1 million in total towards the 417 Callowhill preferred equity investment and had a remaining commitment of $1.3 million. As of December 31, 2023, we have fully funded our commitments on the Lector85, Astoria West and Infield preferred equity investments. Our 805 Riverfront preferred equity method investment was fully funded prior to the change of control event in September 2023. Refer to Note 3.

5.    Debt

Mortgage Notes and Revolving Credit Facility

The following table is a summary of the mortgage notes and revolving credit facility secured by our properties as of December 31, 2023 and 2022 ($ in thousands):

			Principal Balance Outstanding
Indebtedness	Weighted-Average Interest Rate	Weighted-Average Remaining Term (1)	December 31, 2023	December 31, 2022
Fixed rate loans
Fixed rate mortgages	4.46%	5.1 Years	$891,319	$528,308
Total fixed rate loans			891,319	528,308
Variable rate loans (2)
Floating rate mortgages	5.45% (3)	6.9 Years	131,153	426,130
Variable rate revolving credit facility (4)	7.96%	4.0 Years	12,400	54,000
Total variable rate loans			143,553	480,130
Total secured loans			1,034,872	1,008,438
Unamortized debt issuance costs			(7,067)	(4,878)
Premium on assumed debt, net			(5,353)	(3,423)
Mortgage notes and revolving credit facility, net			$1,022,452	$1,000,137

(1) For loans where we have the ability to exercise extension options at our own discretion, the maximum maturity date has been assumed.
(2) The interest rates of our variable rate loans are based on 30-Day Average SOFR or one-month SOFR (CME Term).
(3) Includes the impact of interest rate caps in effect on December 31, 2023.
(4) Our variable rate revolving credit facility was amended and restated on December 15, 2023 when One Upland was sold and removed as collateral. The facility remains secured by Parc Westborough with the option to add another property as collateral by December 14, 2024. The interest rate on the amended facility is one-month SOFR + 2.60% and the maturity date was reset to a three-year term maturing on December 14, 2026, with the option to extend for one additional year, subject to the satisfaction of certain conditions. We may obtain advances on the facility up to $100.0 million, as long as certain loan-to-value ratios and other requirements are maintained. At December 31, 2023, the amount on our variable rate revolving credit facility was capped at $41.0 million primarily due to the interest rate environment and the applicable debt-service coverage ratio.

During 2023, we completed debt refinances on seven of our consolidated properties and converted certain variable rate loans to fixed rate loans, and we also amended our variable rate revolving credit facility when One Upland was sold in December 2023. Fixed rate mortgages as of December 31, 2023 includes the Melrose Phase II mortgage, which was consolidated August 2023. Floating rate mortgages as of December 31, 2023 excludes Cottonwood Lighthouse Point, which was deconsolidated in February 2023. See Note 3 and Note 4 above for additional discussion related to the Melrose Phase II and Cottonwood Lighthouse Point transactions.

We are in compliance with all covenants associated with our mortgage notes and revolving credit facility as of December 31, 2023.

Construction Loans

Information on our construction loans are as follows ($ in thousands):

Development	Interest Rate	Final Expiration Date	Loan Amount	Amount Drawn at December 31, 2023	Amount Drawn at December 31, 2022
Park Avenue	(1)	(1)	(1)	$—	$37,000
Cottonwood Broadway	One-Month BSBY (2) + 2.9%	May 15, 2025	44,625	41,891	39,728
Cottonwood Highland	30-Day Average SOFR + 2.55%	May 1, 2029	44,250	39,790	18,599
805 Riverfront (3)	One-Month SOFR + 4.35%	May 30, 2026	55,400	48,310	—
The Westerly (4)	One-Month SOFR + 3.0%	July 12, 2028	42,000	—	—
			$186,275	$129,991	$95,327

(1) The Park Avenue construction loan was refinanced in March 2023 with a $43.5 million fixed rate mortgage which matures in 2028 and is included in mortgage notes above.
(2) The Bloomberg Short-Term Yield Index (“BSBY”) will cease as an index after November 15, 2024. We expect the Broadway loan will be refinanced in 2024 before the cessation of BSBY, although there are provisions in the Broadway loan documents for a conversion to Term SOFR if needed.

(3) 805 Riverfront was consolidated in September 2023. Refer to Note 3.
(4) In July 2023, we entered into a construction loan agreement for The Westerly, a development project in Millcreek, UT. Construction is expected to be completed in 2026. No amounts have been drawn on the construction loan as of December 31, 2023.

Unsecured Promissory Notes, Net

CROP issued notes to foreign investors outside of the United States. These notes are unsecured and subordinate to all of CROP’s debt. Each note has extension options, at our discretion, during which the interest rate will increase 0.25% each year.
Information on our unsecured promissory notes are as follows ($ in thousands):

	Offering Size	Interest Rate	Maturity Date (1) (2)	Maximum Extension Date	December 31, 2023	December 31, 2022
2017 6% Notes (1)	$35,000	6.25%	December 31, 2024 (1)	December 31, 2024	$20,308	$20,718
2019 6% Notes (2)	25,000	6.00%	December 31, 2024 (2)	December 31, 2025	21,575	22,235
	$60,000				$41,883	$42,953

(1) We exercised the option to extend the maturity date on our 2017 6% Notes for one final year to December 31, 2024, which increased the interest rate to 6.5% for the period from January 1, 2024 to December 31, 2024.

(2) We exercised the option to extend the maturity date on our 2019 6.0% Notes for one additional year to December 31, 2024, which increased the interest rate to 6.25% for the period from January 1, 2024 to December 31, 2024.

The aggregate maturities, including amortizing principal payments on our debt for years subsequent to December 31, 2023 are as follows (in thousands):

Year	Mortgage Notes and Revolving Credit Facility	Construction Loans	Unsecured Promissory Notes	Total
2024 (1)	$466	$90,201	$41,883	$132,550
2025	1,405	—	—	1,405
2026	105,527	—	—	105,527
2027	364,181	—	—	364,181
2028	72,468	—	—	72,468
Thereafter	490,825	39,790	—	530,615
	$1,034,872	$129,991	$41,883	$1,206,746

(1) Of the amounts maturing in 2024, $21.6 million relates to our 2019 6% Unsecured Promissory Notes, which can be extended to December 31, 2025. An additional $41.9 million relates to the construction loan for Cottonwood Broadway, which can be extended to May 15, 2025, subject to the satisfaction of certain conditions, and $48.3 million relates to the construction loan for 805 Riverfront, which can be extended for two one-year periods to May 30, 2026, subject to the satisfaction of certain conditions.

6.    Fair Value of Financial Instruments

We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate. As of December 31, 2023 and 2022, the fair values of cash and cash equivalents, restricted cash, other assets, related party payables, and accounts payable, accrued expenses and other liabilities approximate their carrying values due to the short-term nature of these instruments.
Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.

The fair value hierarchy is as follows:

Level 1 - Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2 - Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:
•Quoted prices for similar assets/liabilities in active markets;
•Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);
•Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and
•Inputs that are derived principally from or corroborated by other observable market data.
Level 3 - Unobservable inputs that cannot be corroborated by observable market data.

The table below includes the carrying value and fair value for our financial instruments for which it is practicable to estimate fair value (in thousands):

	As of December 31, 2023		As of December 31, 2022
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Asset:
Investments in real estate-related loans	$8,703	$8,777	$—	$—

Financial Liability:
Fixed rate mortgages	$891,319	$869,248	$528,308	$509,134
Floating rate mortgages	$131,153	$129,540	$426,130	$421,189
Variable rate revolving credit facility	$12,400	$12,400	$54,000	$54,000
Construction loans	$129,991	$129,991	$95,327	$95,327
Series 2019 Preferred Stock	$124,266	$124,266	$127,065	$127,065
Series 2023 Preferred Stock	$83,567	$83,567	$—	$—
Series 2023-A Preferred Stock	$2,850	$2,850	$—	$—
Preferred interest liability	$15,300	$15,300	$—	$—
Unsecured promissory notes, net	$41,883	$41,883	$42,953	$42,953

All financial instruments in the table above are categorized as Level 2 in the fair value hierarchy.

7.    Preferred Stock

We have three classes of preferred stock outstanding as of December 31, 2023: Series 2019, Series 2023, and Series 2023-A that are accounted for as liabilities on the consolidated balance sheets as they are mandatorily redeemable. Each class of preferred stock receives a fixed preferred dividend based on a cumulative, but not compounded, annual return. The Series 2019 and Series 2023 Preferred Stock each have a fixed redemption date with extension options at our discretion, subject to an increase in the preferred dividend rate. We can also redeem our preferred stock early for cash plus all accrued and unpaid dividends. The Series 2019, Series 2023 and Series 2023-A Preferred Stock rank senior to our common stock and convertible preferred stock and on parity with each other with respect to distribution rights and rights upon liquidation, dissolution or winding up.
Information on these classes of preferred stock as of December 31, 2023 and 2022 is as follows:

	Dividend Rate	Extension Dividend Rate	Redemption Date	Maximum Extension Date	Shares Outstanding at
					December 31, 2023	December 31, 2022
Series 2019 Preferred Stock	5.5%	6.0%	December 31, 2024 (1)	December 31, 2025	12,426,596	12,706,485
Series 2023 Preferred Stock	6.0%	6.5% (2)	June 30, 2027	June 30, 2029	8,356,724	—
Series 2023-A Preferred Stock	7.0%	N/A	December 31, 2027	N/A	285,000	—

(1) Prior to the original December 31, 2023 redemption date, we exercised our first extension option for the Series 2019 Preferred Stock, which increased the dividend rate to 6.0% and extended the redemption date to December 31, 2024.

(2) Represents the fully extended dividend rate. During the first-year extension the dividend rate is 6.25%.
The offering of Series 2023 Preferred Stock commenced in December 2022 and is ongoing, with our first shares issued in early 2023. The offering of Series 2023-A Preferred Stock commenced in July 2023, and is ongoing, with our first shares issued in August 2023. During the year ended December 31, 2023, we issued $83.6 million of Series 2023 Preferred Stock and we issued $2.9 million of Series 2023-A Preferred Stock. We issued the remaining $15.5 million of Series 2019 Preferred Stock in the first quarter of 2022, whereupon the offering of our Series 2019 Preferred Stock was fully subscribed and terminated in March 2022 having launched in November 2019. During the year ended December 31, 2023, we incurred $3.2 million in dividends on our Series 2023 Preferred Stock and we incurred $0.1 million in dividends on our Series 2023-A Preferred Stock. During both the years ended December 31, 2023 and 2022, we incurred $6.9 million in dividends on our Series 2019 Preferred Stock. During 2022, we incurred $2.9 million in dividends on our Series 2016 Preferred Stock prior to their full redemption in April 2022 and we incurred an insignificant amount in dividends on our Series 2017 Preferred Stock prior to their full redemption at the end of January 2022.

During the year ended December 31, 2023, we repurchased 279,889 shares of Series 2019 Preferred stock for $2.7 million and we repurchased 5,000 shares of Series 2023 Preferred Stock for $45.0 thousand. No shares of our Series 2023-A Preferred Stock were repurchased during 2023. During the year ended December 31, 2022, we repurchased 27,000 shares of Series 2019 Preferred Stock for $0.3 million. Additionally, we fully redeemed our Series 2017 Preferred Stock at the end of January 2022 for $2.6 million and we fully redeemed our Series 2016 Preferred Stock in April 2022 for $139.8 million. The Series 2017 Preferred Stock and the Series 2016 Preferred Stock were designated and issued in connection with the Company’s merger with Cottonwood Residential II, Inc. in May 2021.

8.    Stockholders’ Equity

Convertible Preferred Stock

In September 2023, we designated the Series A Convertible Preferred Stock (“Convertible Preferred Stock”). The Convertible Preferred Stock is accounted for as a class of stockholder’s equity. The holders of Convertible Preferred Stock receive monthly cash dividends at the rate of 8.0% per annum of $10.00 per share when and as authorized by the board of directors and declared by the Company. The board of directors may increase the dividend rate from time to time in its sole discretion. Subject to certain terms and conditions, the Convertible Preferred Stock is convertible into Class I shares of the Company’s common stock in an amount equal to the purchase price divided by the net asset value for the Class I shares at the time of conversion. The Convertible Preferred Stock is being offered for sale pursuant to a private offering to accredited investors only. The Series A Convertible Preferred Stock ranks senior to the Company’s common stock and junior to the Series 2019, the Series 2023, and the Series 2023-A Preferred Stock with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Company.

As of December 31, 2023, there were 215,277 shares of the Convertible Preferred Stock issued and outstanding. We incurred an insignificant amount in dividends on our Convertible Preferred Stock in 2023 as the first shares of Convertible Preferred Stock were issued in November 2023.

Common Stock

The following table summarizes the changes in the shares outstanding for each class of outstanding common stock for the periods presented below:

	Class
	T	D	I	A	TX	Total
Balance at December 31, 2021	—	—	151,286	23,445,174	17,520	23,613,980
Issuance of common stock	4,814,430	64,645	3,579,515	—	—	8,458,590
Distribution reinvestment	10,832	28	8,334	93,768	13	112,975
Exchanges and transfers (1)	—	—	280,889	17,533	(17,533)	280,889
CMOF Merger	—	—	—	4,335,367	—	4,335,367
Repurchases of common stock	(10,140)	—	(158,975)	(1,286,978)	—	(1,456,093)
Balance at December 31, 2022	4,815,122	64,673	3,861,049	26,604,864	—	35,345,708
Issuance of common stock	644,374	148,629	650,383	—	—	1,443,386
Distribution reinvestment	31,289	682	24,344	74,304	—	130,619
Exchanges and transfers (1)	(1,723)	—	480,749	—	—	479,026
Repurchases of common stock	(1,571,844)	(11,241)	(720,082)	(3,447,291)	—	(5,750,458)
Balance at December 31, 2023	3,917,218	202,743	4,296,443	23,231,877	—	31,648,281

(1) Exchanges represent the number of shares OP Unit holders have exchanged for Class I shares during the period. In 2023, transfers represent Class T shares that were converted to Class I shares during the period. During 2022, transfers represent Class TX shares that were converted to Class A shares, after which we no longer had any Class TX shares outstanding.

Common Stock Distributions

Distributions on our common stock are determined by the board of directors based on our financial condition and other relevant factors. Common stockholders may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. For the year ended December 31, 2023, we paid aggregate distributions of $24.2 million, including $21.9 million distributions paid in cash and $2.4 million of distributions reinvested through our distribution reinvestment plan. For the year ended December 31, 2022, we paid aggregate distributions of $20.0 million, including $17.8 million distributions paid in cash and $2.2 million of distributions reinvested through our distribution reinvestment plan.

Distributions are declared monthly for each share of our common stock. Distributions declared were at a monthly rate of $0.0583333, or $0.70 annually, per common share for January 2022; were at a monthly rate of $0.05916667, or $0.71 annually, per common share for February, March and April 2022; were at a monthly rate of $0.06000000, or $0.72 annually, per common share for May 2022; and were at a monthly rate of $0.06083333, or $0.73 annually, per common share for each month in the months from June 2022 through December 2023.

For the years ended December 31, 2023 and 2022, 100% (unaudited) of distributions to stockholders were reported as a return of capital or, to the extent they exceed a stockholder’s adjusted tax basis, as gains from the sale or exchange of property.

Repurchases

During the year ended December 31, 2023, we repurchased 5,750,458 shares of common stock pursuant to our share repurchase program for $95.3 million, at an average repurchase price of $16.57. During the year ended December 31, 2022, we repurchased 1,456,093 shares of common stock pursuant to our share repurchase program for $26.9 million, at an average repurchase price of $18.47.

9. Promote from Incentive Allocation Agreement

In 2018, CROP sold a portfolio of 12 properties to an unrelated real estate firm, retaining management of the portfolio on behalf of the real estate firm. Under the sales arrangement, CROP entered into an incentive allocation agreement that entitled CROP to participate in distributions from the portfolio should returns exceed certain amounts. During the first quarter of 2022, the real estate firm sold this portfolio of properties. Our TRS realized a promote distribution of $30.6 million from the sale. As a result of the sale, we no longer manage this portfolio.

10.    Related-Party Transactions

Advisor Compensation

CC Advisors III manages our business as our external advisor and, under the terms of our advisory agreement, performs certain services for us, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; and the management of our business. These activities are all subject to oversight by our board of directors. Our advisor is entitled to receive fees and compensation for services provided as mentioned below.

Management Fee. CROP pays our advisor a monthly management fee equal to 0.0625% of GAV (gross asset value of CROP, calculated pursuant to our valuation guidelines and reflective of the ownership interest held by CROP in such gross assets), subject to a cap. Through September 19, 2023, the cap was equal to 0.125% of net asset value of CROP. Effective September 19, 2023, the cap was amended to be based on “adjusted net asset value”, which is defined to include the value attributable to preferred stock that is convertible into common equity in the calculation of net asset value of CROP.

Management fees to our advisor for the years ended December 31, 2023 and 2022 were $17.3 million and $17.8 million, respectively.

Acquisition Expense Reimbursement. We reimburse our advisor for out-of-pocket expenses in connection with the selection, evaluation, structuring, acquisition, financing and development of investments, whether or not such investments are acquired, and make payments to third parties or possibly certain of our advisor’s affiliates in connection with providing services to us. There were no acquisition expense reimbursements for the years ended December 31, 2023 and 2022.

Performance Participation Allocation. In addition to the fees paid to our advisor for services provided pursuant to the advisory agreement, CC Advisors - SLP, LLC, an affiliate of our advisor and the Special Limited Partner at CROP, holds a performance participation interest in CROP that entitles it to receive an allocation of CROP’s total return to its capital account. The performance participation allocation is an incentive fee indirectly paid to our advisor and receipt of the allocation is subject to the ongoing effectiveness of the advisory agreement. As the performance participation allocation is associated with the performance of a service by the advisor, it is expensed in our consolidated statements of operations.

Total return is defined as all distributions accrued or paid (without duplication) on Participating Partnership units (all units in CROP with the exception of preferred units and the Special Limited Partner Interest) plus the change in the aggregate net asset value of such Participating Partnership units. The annual total return will be allocated solely to the Special Limited Partner only after the other unit holders have received a total return of 5% (after recouping any loss carryforward amount) and such allocation will continue until the allocation between the Special Limited Partner and all other unit holders is equal to 12.5% and 87.5%, respectively. Thereafter, the Special Limited Partner will receive an allocation of 12.5% of the annual total return. The performance participation allocation is ultimately determined at the end of each calendar year, accrues monthly and will be paid in cash or Class I units at the election of the Special Limited Partner after the completion of each calendar year.

Due to the decrease in net asset value, no performance participation allocation was incurred during the year ended December 31, 2023. During the year ended December 31, 2022, we recognized $20.3 million of expense for the performance participation allocation as a result of the increase in the value of our net assets and dividends paid to stockholders, which was paid in cash during the first quarter of 2023.

Block C

We, through our indirect subsidiaries, have a joint venture investment in Block C for the purpose of developing three multifamily development projects near Salt Lake City, Utah: The Westerly, Millcreek North, and The Archer. As of December 31, 2023, entities affiliated with us and our advisor (the “Affiliated Members”) have made aggregate capital contributions of $10.9 million towards the joint venture. The Affiliated Members are owned directly or indirectly by our officers or directors, as well as certain employees of CROP and our advisor or its affiliates. The Affiliated Members participate in the economics of Block C on the same terms and conditions as us. The development projects are located in an Opportunity Zone, which provides tax benefits for development programs located in designated areas as established by Congress in the Tax Cuts and Jobs act of 2017. As of December 31, 2023, our ownership in the Block C joint venture was 82.4%.

Reimbursable Operating Expenses

Our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Our conflicts committee determined that no reimbursement was required as of December 31, 2023 and 2022.

Alpha Mill Transaction

On April 7, 2022, we sold a 10.3% interest in Alpha Mill to a trust established by the father of Chad Christensen, one of our directors and Executive Chairman, and Gregg Christensen, our Chief Legal Officer and Secretary (the “Christensen Trust”) for $8.2 million.

Independent Director Compensation

Each independent director was paid an annual cash retainer of $50,000 for their service and received an annual grant of time-based LTIP Units with a value of $85,000 at the time of grant for the years ended December 31, 2023 and 2022. The LTIP Units have a one-year vesting schedule. For the years ended December 31, 2023 and 2022, independent board members which served as chairperson of each of the audit, compensation and conflicts committees received an additional annual cash retainer of $15,000, $10,000 and $10,000, respectively.

11.    Noncontrolling Interests

Noncontrolling Interests - Limited Partners

Common Limited OP Units and LTIP Units are OP units not owned by us and collectively referred to as “Noncontrolling Interests – Limited Partners.”

Common Limited OP Units - Common Limited OP Units share in the profits, losses and cash distributions of CROP as defined in the partnership agreement, subject to certain special allocations and receive distributions equivalent to distributions declared to the holders of CCI common stock.

During the years ended December 31, 2023 and 2022, we paid aggregate distributions to noncontrolling OP Unit holders of $23.2 million and $22.2 million, respectively.

LTIP Units - Certain executives, directors and key employees receive LTIP Units in CROP as equity incentive compensation. LTIP Units are a separate series of limited partnership units, which are convertible into Common Limited OP Units upon achieving certain time vesting and performance requirements. Unless otherwise provided, the time vesting LTIP Units (whether vested or unvested) entitle the holder to receive current distributions from CROP, and the performance LTIP Units (whether vested or unvested) entitle the holder to receive 10% of the current distributions from CROP during the applicable performance period. When the LTIP Units have vested and sufficient income has been allocated to the holder of the vested LTIP Units, the LTIP Units will automatically convert to Common Limited OP Units in CROP on a one-for-one basis. LTIP Units constitute profits interests and have no voting rights in CROP.

As of December 31, 2023, there were 602,895 unvested time LTIP awards and 597,105 unvested performance LTIP awards outstanding. Share-based compensation, included within other in the consolidated statement of stockholders’ equity, was $2.8 million and $3.7 million for the years ended December 31, 2023 and 2022, respectively. Total unrecognized compensation expense for LTIP Units at December 31, 2023 is $5.5 million and is expected to be recognized on a straight-line basis through December 2026.

Noncontrolling Interests - Partially Owned Entities

As of December 31, 2023, noncontrolling interests in entities not wholly owned by us ranged from 1% to 63%, with the average being 11%.

In June 2022, Block C was recapitalized. We contributed additional funds and obtained a controlling interest and consolidated the Block C joint venture, recording the Block C membership interests owned by CMOF and Affiliated Members at that time as noncontrolling interests. Upon recapitalization, additional noncontrolling interests were recorded with the Affiliated Members contribution to The Archer, an entity that was already consolidated.

With the CMOF Merger in September 2022, we acquired the noncontrolling interest in Cottonwood Broadway, Park Ave, and Block C that were previously owned by CMOF. The remaining portion of Block C not owned by us continues to be recorded as noncontrolling interest.

12.    Commitments and Contingencies

417 Callowhill

As of December 31, 2023, we had funded $32.1 million and had a remaining commitment of $1.3 million on the 417 Callowhill preferred equity investment.

2215 Hollywood

As of December 31, 2023, we had funded $2.0 million and had a remaining commitment of $8.0 million on the 2215 Hollywood Mezzanine Loan.

Monrovia Station

As of December 31, 2023, we had funded $6.8 million and had a remaining commitment of $13.4 million on the Monrovia Station Junior Mezzanine Loan.

Economic Dependency

We are dependent on our advisor and its affiliates and the dealer manager for certain services that are essential to us, including the sale of our shares in our public and private offering; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of our investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, we will be required to obtain such services from other sources.

Litigation

We are subject to a variety of legal actions in the ordinary course of our business, most of which are covered by liability insurance. While the resolution of these matters cannot be predicted with certainty, as of December 31, 2023, we believe the final outcome of such legal proceedings and claims will not have a material adverse effect on our liquidity, financial position or results of operations.

Richmond Guaranty

At the closing of the merger with Cottonwood Residential II, Inc. in 2021, the Company assumed a 50% payment guarantee provided by Cottonwood Residential II, Inc. and CROP, for certain obligations of Villas at Millcreek, LLC (“Richmond Borrower”) with respect to a construction loan in the amount of $53.6 million obtained in connection with the development of Richmond at Millcreek, a development project sponsored by High Traverse Development, LLC. Certain of our officers and directors own an aggregate 14.18% of Richmond Borrower. A wholly owned subsidiary of CROP receives fees from High Traverse Development, LLC related to the development of Richmond at Millcreek.

Environmental

As an owner of real estate, we are subject to various federal, state and local environmental laws. Compliance with existing laws has not had a material adverse effect on us. However, we cannot predict the impact of new or changed laws or regulations on our properties or on properties that we may acquire in the future.

Distribution Reinvestment Plan

Our distribution reinvestment plan allows common stockholders to apply their dividends and other distributions towards the purchase of additional shares of common stock. The purchase price for shares purchased pursuant to our distribution reinvestment plan is the transaction price for such shares in effect on the distribution date, which is generally the most recently disclosed NAV per share.

Share Repurchase Programs

Preferred Stock
Upon the request of a holder of our preferred stock, we may, at the sole discretion of the board of directors, repurchase their shares at the following prices, which are dependent on how long such preferred stockholder has held each share:

	Repurchase Price
Share Purchase Anniversary	Series 2019	Series 2023	Series 2023-A	Series A Convertible
Less than 1 year	$8.80	$9.00	$9.20	$9.00
1 year	$9.00	$9.00	$9.40	$9.10
2 years	$9.20	$9.20	$9.60	$9.20
3 years	$9.40	$9.40	$9.60	$9.30
4 years	$9.60	$9.60	$9.60	$9.40
5 years	$9.80	$9.80	$9.60	$9.40
6 years	$9.80	$9.80	$9.60	$9.80
A stockholder’s death or complete disability, 2 years or more	$10.00	$10.00	$10.00	$10.00

Repurchase information on our mandatorily redeemable preferred stock is disclosed in Note 7 above. There have been no repurchases of our Series A Convertible Preferred Stock as of December 31, 2023.

Common Stock
Our share repurchase program provides that we may make repurchases, at our discretion, with an aggregate value of up to 2% of our aggregate net asset value or “NAV” each month and up to 5% of our NAV each quarter. We have no restrictions on the source of funds used to repurchase shares pursuant to our share repurchase program.

For our Class T, Class D and Class I shares, the repurchase price is equal to the transaction price at the date of repurchase, or 95% of the transaction price on the repurchase date if the shares have been held for less than a year. For our Class A shares, the repurchase price will be equal to the transaction price at the date of repurchase, subject to the following: (i) shares that have been outstanding six years or more will be repurchased at 100% of the transaction price, (ii) shares that have been outstanding for at least five years and less than six years will be repurchased at 95.0% of the transaction price, (iii) shares that have been outstanding for at least three years and less than five years will be repurchased at 90.0% of the transaction price and (iv) shares that have been outstanding for at least one year and less than three years will be repurchased at 85.0% of the transaction price. The transaction price is the then-current offering price per share, which is generally the most recently disclosed NAV per share.

Common Limited OP Units
Beginning one year after acquiring any Common Limited OP Units, common limited partners have the right to request CROP repurchase their Common Limited OP Units as described below. We may, in our sole discretion, honor the repurchase request at the following prices:
1.Beginning one year after acquisition of a Common Limited OP Unit and continuing for the three-year period thereafter, the purchase price for the repurchased Common Limited OP Unit shall be equal to 80% of the NAV of the Common Limited OP Units.
2.Beginning four years after acquisition of a Common Limited OP Unit and continuing for the two-year period thereafter, the purchase price for the repurchased Common Limited OP Units shall be equal to 85% of the NAV of the CROP Common Units.
3.Beginning six years after acquisition of a Common Limited OP Unit and continuing thereafter, the purchase price for the repurchased Common Limited OP Unit shall be equal to 90% of the NAV of the Common Limited OP Units.
Subject to our sole discretion, in the case of the death or complete disability of a limited partner, the repurchase of the Common Limited OP Units may occur at any time after acquisition of a Common Limited OP Unit and, if accepted by us, the purchase price for the repurchased Common Limited OP Units will be equal to 95% of the NAV of the Common Limited OP Units.

13.    Subsequent Events

We have evaluated subsequent events from December 31, 2023 up until the date the consolidated financial statements are issued for recognition or disclosure and have determined there are none to be reported or disclosed in the consolidated financial statements other than those mentioned below.

Series A Convertible Preferred Stock

On February 7, 2024, we filed Articles of Amendment to provide that the holders of our Series A Convertible preferred stock may convert their shares into our Class I common stock beginning after a two-year hold period, which is earlier than the five-year time period prior to the amendment.

Cottonwood Lighthouse Point Tenant In Common Acquisition

On March 28, 2024, we acquired all of the outstanding tenant-in-common interests in Cottonwood Lighthouse Point from an unaffiliated third party in exchange for 259,246 OP Units, increasing our ownership from 86.8% to 100%.
805 Riverfront
As discussed in Note 3, on September 8, 2023, the sponsor of the Riverfront Project was removed as the manager and developer due to events of default, whereupon we became the manager and replacement developer with control of the project and consolidated the project. On January 24, 2024, we acquired the Sponsor’s interest in the entity controlling the Riverfront Project for zero dollars.

Sale of Cottonwood West Palm

On February 29, 2024, we sold Cottonwood West Palm for net proceeds of $34.0 million.

Status of the Series 2023 Private Offering

Through March 25, 2024, we sold 674,165 shares of Series 2023 Preferred Stock for aggregate gross offering proceeds of $6.7 million. In connection with the sale of these shares in the Series 2023 Private Offering, the Company paid aggregate selling commissions of $0.4 million and placement fees of $0.2 million. As of March 25, 2024, there were 9,030,889 shares of our Series 2023 Preferred Stock outstanding.

Status of the Series 2023-A Private Offering

Through March 25, 2024, we sold 10,000 shares of Series 2023-A Preferred Stock for aggregate gross offering proceeds of $100,000. In connection with the sale of these shares in the Series 2023-A Private Offering, the Company paid aggregate wholesaler fees of $2,000 and placement fees of $750. As of March 25, 2024, there were 295,000 shares of our Series 2023-A Preferred Stock outstanding.

Status of the Series A Convertible Private Offering

Through March 25, 2024, we sold 1,258,832 shares of Series A Convertible Preferred Stock for aggregate gross offering proceeds of $12.6 million. In connection with the sale of these shares in the Series A Convertible Private Offering, the Company paid aggregate selling commissions of $0.7 million and placement fees of $0.4 million. As of March 25, 2024, there were 1,474,108 shares of our Series A Convertible Preferred Stock outstanding.

Status of the Follow-on Offering

Through March 25, 2024, we sold the following through the follow-on public offering ($ in thousands):

	Class
	T	D	I	A	Total
Shares issued through Primary Offering	141,143	2,497	293,748	—	437,388
Shares issued through DRP Offering	14,575	250	10,605	27,757	53,187
Gross Proceeds	$2,023	$35	$3,923	$—	$5,981

Distributions Declared - Common Stock

We declared the following monthly distributions after December 31, 2023:

Stockholder Record Date	Monthly Rate	Annually
January 31, 2024	$0.06083333	$0.73
February 29, 2024	$0.06083333	$0.73
March 31, 2024	$0.06083333	$0.73

Grant of LTIP Unit Awards

On January 9, 2024, we issued LTIP Units from the Operating Partnership to our executive officers and certain employees as approved by our compensation committee. The compensation committee approved awards of time-based LTIP Units in an aggregate amount of $1,609,125. Each award will vest approximately one-quarter of the awarded amount on January 1, 2025, 2026, 2027 and 2028.

The compensation committee also approved awards of performance-based LTIP Units to our executive officers and certain of our employees in an aggregate target amount of $2,988,375. The actual amount of each performance-based LTIP Unit award will be determined at the conclusion of a three-year performance period and will depend on the internal rate of return as defined in the award agreement. The earned LTIP Units will become fully vested on the first anniversary of the last day of the performance period, subject to continued employment with the advisor or its affiliates. The number of units granted were valued by reference to our November 30, 2023 NAV per share as announced on December 15, 2023 of $14.4754.

Equity Incentive Plan

On January 9, 2024, we issued an aggregate grant of 34,399 restricted stock units with a four-year vesting schedule. Of this amount, 16,254 were issued pursuant to the Cottonwood Communities, Inc. 2022 Equity Incentive Plan.

Cottonwood Communities, Inc.
Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2023 ($ in thousands)

					Initial Cost to Company			Gross Amount Carried as of December 31, 2023
Description	Location	Ownership Percent	Number of Units	Encumbrances	Land	Buildings, Intangibles and Improvements	Cost Capitalized Subsequent to Acquisition	Land	Buildings, Intangibles and Improvements	Total (1)	Accumulated Depreciation and Amortization (2)	Year(s) Built	Date Acquired
Stabilized Multifamily Apartment Communities:
Cason Estates	Murfreesboro, TN	100.0%	262	$(37,462)	$4,806	$46,666	$806	$4,806	$47,472	$52,278	$(6,327)	2005	5/7/2021
Cottonwood Apartments	Salt Lake City, UT	100.0%	264	(35,430)	6,556	40,745	1,648	6,556	42,393	48,949	(5,446)	1986	5/7/2021
Cottonwood Clermont	Clermont, FL	100.0%	230	(34,961)	5,705	76,805	225	5,705	77,030	82,735	(5,742)	2020	9/21/2022
Cottonwood Reserve	Charlotte, NC	91.1%	352	(48,049)	12,634	64,168	1,190	12,634	65,358	77,992	(9,131)	2004, 2017	5/7/2021
Cottonwood Ridgeview	Plano, TX	100.0%	322	(65,300)	9,275	59,392	747	9,275	60,139	69,414	(4,515)	2004	9/19/2022
Cottonwood West Palm	West Palm Beach, FL	100.0%	245	(47,978)	9,380	57,073	818	9,380	57,891	67,271	(11,217)	2018	5/30/2019
Cottonwood Westside	Atlanta, GA	100.0%	197	(26,986)	8,641	39,324	482	8,641	39,806	48,447	(5,138)	2014	5/7/2021
Enclave on Golden Triangle	Keller, TX	98.9%	273	(48,400)	4,888	46,712	879	4,888	47,591	52,479	(5,812)	2006	5/7/2021
Heights at Meridian	Durham, NC	100.0%	339	(53,401)	5,971	74,022	767	5,971	74,789	80,760	(9,513)	2015	5/7/2021
Melrose	Nashville, TN	100.0%	220	(56,600)	8,822	58,676	490	8,822	59,166	67,988	(8,156)	2015	5/7/2021
Melrose Phase II	Nashville, TN	100.0%	139	(32,400)	5,156	34,526	25	5,156	34,551	39,707	(1,319)	2018	8/2/2023
Parc Westborough	Boston, MA	100.0%	249	(12,400)	12,759	61,302	526	12,759	61,828	74,587	(8,549)	2016	5/7/2021
Park Avenue (3)	Salt Lake City, UT	100.0%	234	(43,453)	12,369	29,931	25,508	12,369	55,439	67,808	(3,559)	2022	5/7/2021
Pavilions	Albuquerque, NM	96.4%	240	(58,500)	5,924	55,177	870	5,924	56,047	61,971	(6,808)	1992	5/7/2021
Raveneaux	Houston, TX	97.0%	382	(47,400)	6,249	51,251	862	6,249	52,113	58,362	(6,739)	2000	5/7/2021
Regatta	Houston, TX	100.0%	490	(35,367)	8,449	39,651	1,360	8,449	41,011	49,460	(5,818)	1968-1976	5/7/2021
Retreat at Peachtree City	Peachtree City, GA	100.0%	312	(58,412)	5,669	66,888	1,013	5,669	67,901	73,570	(9,310)	1999	5/7/2021
Scott Mountain	Portland, OR	95.8%	262	(48,373)	6,952	63,758	659	6,952	64,417	71,369	(7,700)	1997, 2000	5/7/2021
Stonebriar of Frisco	Frisco, TX	84.2%	306	(53,600)	5,737	53,463	1,739	5,737	55,202	60,939	(6,691)	1999	5/7/2021
Sugarmont (3), (4)	Salt Lake City, UT	99.0%	341	(91,200)	17,838	94,662	27,673	17,838	122,335	140,173	(9,711)	2022	5/7/2021
Summer Park	Buford, GA	98.7%	358	(52,398)	9,474	66,200	944	9,474	67,144	76,618	(8,908)	2001	5/7/2021
The Marq Highland Park	Tampa, FL	100.0%	239	(46,802)	6,280	59,424	657	6,280	60,081	66,361	(8,266)	2015	5/7/2021
Development Projects:
Cottonwood Broadway	Salt Lake City, UT	100.0%	254	(41,891)	11,042	30,958	37,263	11,042	68,221	79,263	(1,334)	2023	5/7/2021
Cottonwood Highland	Salt Lake City, UT	36.9%	250	(39,790)	7,405	1,695	55,881	7,405	57,576	64,981	(271)	2023	5/7/2021
805 Riverfront (5)	West Sacramento, CA	(5)	285	(48,310)	11,279	92,100	1,853	11,279	93,953	105,232	(284)	2023	(5)
The Westerly	Salt Lake City, UT	82.4%	198	—	5,996	1,150	12,861	5,996	14,011	20,007	—	N/A	5/7/2021
Other Developments	Various	Various	N/A	—	42,297	80	4,312	42,297	4,392	46,689	—	N/A	Various
		Total	7,243	$(1,164,863)	$257,553	$1,365,799	$182,058	$257,553	$1,547,857	$1,805,410	$(156,264)

(1) The aggregate cost of real estate for federal income tax purposes was $1.3 billion (unaudited) as of December 31, 2023.
(2) Depreciation is recognized on a straight-line basis over the estimated useful asset lives of the related assets, which is 30 years for buildings and ranges from five to 15 years for land improvements, building improvements and furniture, fixtures and equipment. Intangible assets are amortized to depreciation and amortization over the remaining lease term.

(3) Park Avenue and Sugarmont were previously both development projects acquired and consolidated as part of the Cottonwood Residential II Inc. merger in 2021, but which have since been placed into service and reached stabilization. The costs capitalized subsequent to acquisition for these two properties above represent the development costs incurred to complete the projects since the initial acquisition date.

(4) We own 99.0% of Sugarmont and the remaining one percent interest not owned by us has limited rights, including the right to control on behalf of the joint venture the prosecution and resolution of all litigation, claims, or causes of action that the joint venture has or may have against certain third parties associated with the design and construction of Sugarmont, as well as the obligation to defend any crossclaims resulting from these actions.

(5) We had a preferred equity investment in this project, but from September 2023 onward we consolidate the project. Refer to Note 3 and Note 13 for additional information on 805 Riverfront.

The following table summarized the changes in our consolidated real estate assets and accumulated depreciation for the years ended December 31, 2023 and 2022 (in thousands):

	2023	2022
Real estate assets:
Balance at beginning of the year	$1,816,877	$1,476,518
Additions during the year:
Acquisitions	143,727	284,138
Improvements and development costs	46,229	56,221
Dispositions and deconsolidations during the year:
Dispositions and deconsolidations	(201,423)	—
Balance at end of the year	$1,805,410	$1,816,877
Accumulated depreciation and amortization:
Balance at beginning of the year	$(119,270)	$(68,035)
Depreciation and amortization	(55,840)	(51,235)
Dispositions and deconsolidations	18,846	—
Balance at end of the year	$(156,264)	$(119,270)